SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement of interim results for the six months of 2018 of China Petroleum & Chemical Corporation (the “Registrant”);
2.          An announcement regarding renewal of continuing connected transactions and disclosable transactions; and
3.          An announcement regarding proposed appointment of director;

Each made by the Registrant on August 24, 2018.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化

SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2018

1	Important Notice

1.1
This announcement is a summary of the 2018 interim report of China Petroleum & Chemical Corporation (“Sinopec Corp.”). The full version of 2018 interim report is published on the websites of Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkex.com.hk) and Sinopec Corp. (www.sinopec.com). Investors should read the 2018 interim report for more details.

1.2
The interim financial statements for the six-month period ended 30 June 2018 (the “reporting period”) of Sinopec Corp. and its subsidiaries (the “Company”), prepared in accordance with the Accounting Standards for Business Enterprises of the PRC (“ASBE”) and International Financial Reporting Standards (“IFRS”), have been reviewed by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers Certified Public Accountants respectively.

1.3	Basic Information of Sinopec Corp.

Stock name	中国石化	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP
Stock code	600028	00386	SNP	SNP
Stock Exchange	Shanghai Stock Exchange	Hong Kong Stock Exchange	New York Stock Exchange	London Stock Exchange

	Authorised Representatives		Secretary to the Board	Representative on Securities Matters
Name	Mr. Dai Houliang	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin
Address	22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC
Tel	86-10-59960028	86-10-59960028	86-10-59960028	86-10-59960028
Fax	86-10-59960386	86-10-59960386	86-10-59960386	86-10-59960386
E-mail	ir@sinopec.com

2	Principal Financial Data and Indicators

2.1	Principal Financial Data and Indicators Prepared in Accordance with ASBE

	As at 30 June 2018 (Unaudited)	As at 31 December 2017 (Audited)	Changes from the end of the last year
Items	RMB million	RMB million	%

Total assets	1,617,304	1,595,504	1.4
Total equity attributable to equity shareholders of the Company	721,193	727,244	(0.8)

	Six-month periods ended 30 June
	2018	2017
	(Unaudited)	(Audited)	Changes over the same period of preceding year
Items	RMB million	RMB million	%

Net cash flow from operating activities	71,620	60,847	17.7
Operating income	1,300,252	1,165,837	11.5
Net profit attributable to equity shareholders of the Company	41,600	27,092	53.6
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	39,791	26,099	52.5
Weighted average return on net assets (%)	5.74	3.79	1.95 percentage points
Basic earnings per share (RMB)	0.344	0.224	53.6
Diluted earnings per share (RMB)	0.344	0.224	53.6

2.2	Principal Financial Data and Indicators Prepared in accordance with IFRS

	Six-month periods ended 30 June
	2018	2017
	(Unaudited)	(Audited)	Changes over the same period of preceding year
Items	RMB million	RMB million	%

Operating profit	61,576	39,309	56.6
Profit attributable to owners of the Company	42,386	27,915	51.8
Basic earnings per share (RMB)	0.350	0.231	51.8
Diluted earnings per share (RMB)	0.350	0.231	51.8
Net cash generated from operating activities	71,620	60,847	17.7

	As of 30 June 2018 (Unaudited)	As of 31 December 2017 (Audited)	Changes from the end of the last year
Items	RMB million	RMB million	%

Total assets	1,617,304	1,595,504	1.4
Total equity attributable to owners of the Company	720,113	726,120	(0.8)

3	Number of Shareholders and Shareholdings of Principal Shareholders

As at 30 June 2018, there were a total of 457,903 shareholders of Sinopec Corp., of which 452,051 were holders of A shares and 5,852 were holders of H shares. The public float of Sinopec Corp. satisfied the minimum requirements under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”).

3.1	Top ten shareholders as of 30 June 2018
Unit: share

Name of Shareholders	Nature of shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholdings[1]	Number of shares subject to pledges or lock up

China Petrochemical Corporation	State-owned share	70.86	85,792,671,101	0	0

HKSCC (Nominees) Limited[2]	H share	20.97	25,389,957,078	10,150,206	Unknown

中國證券金融股份有限公司	A share	2.10	2,536,767,453	(794,962,690)	0

Hong Kong Securities Clearing Company Ltd	A share	0.52	628,695,771	227,712,826	0

中央匯金資產管理有限責任公司	A share	0.27	322,037,900	0	0

中國人壽保險股份有限公司－分紅－個人分紅－005L－FH002滬	A share	0.17	201,034,007	147,861,384	0

全國社保基金四零一組合	A share	0.09	105,000,072	105,000,072	0

長江證券股份有限公司	A share	0.09	104,088,736	15,630,041	0

中國人壽保險股份有限公司－傳統－普通保險產品-005L-CT001滬	A share	0.08	102,603,687	82,370,646	0

中國工商銀行-上證50交易型開放式指數證券投資基金	A share	0.07	79,382,930	(1,169,000)	0

Notes:

1.	As compared with the number of shares as at 31 December 2017.

2.
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total share capital of Sinopec Corp. Such shareholdings are included in the total number of shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Apart from 中國人壽保險股份有限公司-分紅-個人分紅-005L-FH002滬 and 中國人壽保險股份有限公司-傳統-普通保險產品-005L-CT001滬 which were both administrated by 中國人壽保險股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

3.2	Information disclosed by H share shareholders in accordance with the Securities and Futures Ordinance (“SFO”) as of 30 June 2018

Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held	Approximate percentage of Sinopec Corp.’s issued share capital (H share) (%)

BlackRock, Inc.	Interests of corporation controlled	2,047,836,932(L)	8.03(L)
	by the substantial shareholder	16,000 (S)	0.00(S)

Citigroup Inc.	Person having a security interest in shares	1,744,300 (L)	0.01 (L)
	Interests of corporation controlled	145,310,062(L)	0.57(L)
	by the substantial shareholder	92,456,947(S)	0.36(S)
	Custodian corporation/ Approved lending agent	1,641,417,830(L)	6.43(L)

Schroders Plc	Investment manager	1,548,527,001 (L)	6.07(L)

JPMorgan Chase & Co.	Beneficial owner	478,700,855 (L)	1.88 (L)
		157,452,151 (S)	0.62(S)
	Investment manager	103,077,862 (L)	0.40(L)
	Trustee (exclusive of passive trustee)	1,006,400 (L)	0.00(L)
	Custodian corporation/ Approved lending agent	956,876,795 (L)	3.75(L)

Note:	(L): Long position, (S): Short position

3.3	Changes in the Controlling Shareholders and the de facto Controller

There was no change in the controlling shareholder or the de facto controller of Sinopec Corp. during the reporting period.

4	Equity Interests of Directors, Supervisors and Other Senior Management

As at 30 June 2018, apart from the 13,000 A shares of Sinopec Corp. held by Director and Senior Vice President Mr. Ling Yiqun, none of the directors, supervisors and other senior management of Sinopec Corp. held any shares of Sinopec Corp.

Save as disclosed above, the directors, supervisors or other senior management of Sinopec Corp. confirmed that none of them or any of their associates had any interest or short positions in any shares, underlying shares or debentures of Sinopec Corp. or any of its associated corporations (within the meaning of Part XV of the SFO), as recorded in the registry pursuant to Section 352 of the SFO or as otherwise notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (“Model Code”) contained in Appendix 10 to the Hong Kong Listing Rules.

5	Business Review and Prospects

5.1	Business Review

In the first half of 2018, global economy recorded slow recovery, while China economy, maintained an overall stable performance securing progress in its economic development with gross domestic product (GDP) grew by 6.8%. While the domestic demand for oil products maintained steady growth, the market witnessed strong competition because of abundant supply. According to the statistics of NDRC, domestic consumption of refined oil products increased by 5.7% compared with the first half of 2017, among which gasoline consumption increased by 4.6%, consumption growth for kerosene and diesel was 10.9% and 5.6%, respectively. Domestic demand for natural gas recorded higher growth rate, up by 17.5% compared with the first half of 2017. Domestic consumption of major chemicals maintained significant growth with consumption of ethylene equivalent up by 9.3% year on year, and gross margin for chemical products remained at a high level.

For the first half of 2018, international crude oil prices fluctuated with upward trend. The average spot price of Platts Brent for the first half of 2018 was USD 70.55 per barrel, increased by 36.2% year on year.

5.1.1	Operation Review

(1)	Exploration and production

In the first half of 2018, capturing the recovery of crude oil price, the Company promoted efficient exploration and effective production to increase proved reserves, reduced costs and expenses and achieved good results. Our continuing efforts in exploration paid off with new oil and gas discoveries in Sichuan Basin, Tarim Basin, and Yin’e Basin. In development, we adopted a profit-oriented approach in resumption of crude oil production. We also accelerated natural gas development by enhancing production-supply-storage-marketing system building to realise synergy along the entire value chain. Production in the first half of 2018 was 224.59 million barrels of oil equivalent, of which domestic crude production was 123.68 million barrels, overseas crude production was 19.95 million barrels, and total gas production was 476.2 billion cubic feet, increased by 5.3% compared to the same period of last year.

Exploration and Production: Summary of Operations

	Six-month periods ended 30 June		Changes
	2018	2017	(%)

Oil and gas production (mmboe)	224.59	221.38	1.4
Crude oil production (mmbbls)	143.63	145.98	(1.6)
China	123.68	123.16	0.4
Overseas	19.95	22.82	(12.6)
Natural gas production (bcf)	476.20	452.12	5.3

(2)	Refining

In the first half of 2018, with the market-oriented approach, we optimised product mix to produce more gasoline and jet fuel, and the diesel-to-gasoline ratio further decreased. We actively promoted the GB VI refined oil products quality upgrading. Export of refined oil products was increased to help maintain high utilisation of refining facilities. Crude oil sourcing and allocation optimisation continued to lower our feedstock cost. We comprehensively optimised our production plans to ensure safe and reliable operations. The advantage of centralised marketing was given full play, and profitability of LPG, asphalt, and sulphur maintained at a high level. In the first half of 2018, we processed 121 million tonnes of crude oil, and produced 76.37 million tonnes of refined oil products, with production of gasoline and kerosene up by 5.7% and 9.4% respectively from levels in the first half of 2017.

Refining: Summary of Operations
Unit: million tonnes

	Six-month periods ended 30 June		Changes
	2018	2017	(%)

Refinery throughput	120.72	117.79	2.5
Gasoline, diesel and kerosene production	76.37	74.11	3.0
Gasoline	30.04	28.41	5.7
Diesel	32.09	32.67	(1.8)
Kerosene	14.25	13.03	9.4
Light chemical feedstock production	19.34	18.94	2.1

Note:	Includes 100% of production of domestic joint ventures.

(3)	Marketing and distribution

In the first half of 2018, confronted with fierce competition, the Company brought our advantages in distribution network into full play, and achieved good operational results. We coordinated internal and external resources, intensified efforts to explore more markets, expanded retail scale, and achieved sustained growth in total domestic sales volume. We proactively promoted precision marketing and differentiated marketing, and improved our marketing network to reinforce existing advantages. The total sales volume of refined oil products in the first half of 2018 was 96.48 million tonnes, of which domestic sales accounted for 88.45 million tonnes, up by 1.4% year on year. We strengthened development of key convenience store goods and proprietary brand to promote a rapid growth of non-fuel business.

Marketing and Distribution: Summary of Operations

	Six-month periods ended 30 June		Change
	2018	2017	(%)

Total sales volume of refined oil products (million tonnes)	96.48	98.55	(2.1)
Total domestic sales volume of refined oil products (million tonnes)	88.45	87.22	1.4
Retail (million tonnes)	59.28	58.68	1.0
Direct sales and Distribution (million tonnes)	29.16	28.54	2.2
Annualised average throughput per station (tonne/station)	3,870	3,832	1.0

	As of 30 June	As of 31 December	Change from the end of last year
	2018	2017	(%)

Total number of Sinopec-branded service stations	30,645	30,633	0.04
Number of company-operated stations	30,639	30,627	0.04
Number of convenience stores	26,424	25,775	2.5

(4)	Chemicals

In the first half of 2018, we constantly fine-tuned chemical feedstock mix to further lower costs, optimised product mix by enhancing the dynamic optimisation of facilities and product chains to provide more products needed by the market. We strengthened the integration among production, marketing, R&D, and application, and intensified efforts on R&D, production and sales of high value-added products, with the ratio of specialty products of synthetic resin reached 64.0% and our differential ratio of synthetic fibre reached 90.3%. Ethylene production for the first half of 2018 was 5.786 million tonnes, up by 3.2% year on year. We coordinated internal and external resources, implemented precision marketing and further expanded the market, with total chemical sales volume increased by 14.1% from the corresponding period in 2017 to 42.56 million tonnes.

Major Chemical Products: Summary of Operations
Unit: 1,000 tonnes

	Six-month periods ended 30 June		Changes
	2018	2017	(%)

Ethylene	5,786	5,609	3.2
Synthetic resin	8,068	7,802	3.4
Synthetic fiber monomer and polymer	4,601	4,659	(1.2)
Synthetic fiber	603	616	(2.1)
Synthetic rubber	405	412	(1.7)

Note:	Includes 100% of production of domestic joint ventures.

5.1.2	Safety Management and Environmental Protection

The Company prioritised safe production and intensified safety supervision. In the first half of this year, we promote the construction of tiered risk control and operation hazard identification, prevention and rectification system. We advanced safety control of contractors and on-site operation, enhanced process safety of chemicals business, security and staff healthy management, and further consolidated the foundation of safe production at operational level. Above all, we achieved safe production and operations.

The Company actively implemented its green and low-carbon strategy and launched “Green Enterprise Campaign”. We effectively carried out pollution prevention and control and constantly pushed forward energy efficiency improvement. We also accelerated carbon asset management and made great progress in energy and environment work.

5.1.3	Capital Expenditures

Focusing on quality and return on investment, the Company continuously optimised its investment projects. In the first half of 2018, total capital expenditures were RMB 23.687 billion. Capital expenditures for the exploration and production segment were RMB 10.762 billion, mainly for oil and gas capacity building, Wen 23 Gas Storage Project, Erdos-Anping-Cangzhou Gas Pipeline Project, the first phase of Xinjiang Coal Gas Pipeline Project as well as overseas projects. Capital expenditures for the refining segment were RMB 4.61 billion, mainly for the Zhongke integrated refining and chemical project, product mix optimisation of Zhenhai, Maoming and Tianjin, and GB VI gasoline and diesel quality upgrading projects. Capital expenditures for the marketing and distribution segment were RMB 5.373 billion, mainly for constructing refined oil products depots, pipelines and service stations and revamping of underground oil tanks, as well as other safety and environmental protection hazard removal projects. Capital expenditures for the chemicals segment were RMB 2.635 billion, mainly for integrated refining and chemical projects of Zhongke and Gulei, high-efficiency and environment-friendly aromatics project in Hainan and Zhong’an United Coal Chemical project. Capital expenditures for corporate and others were RMB 307 million, mainly for R&D facilities and information technology application projects.

5.2	Business Prospects

Looking into the second half of 2018, we expect China’s economy to maintain steady growth and the demand for refined oil products and petrochemicals to increase steadily with more robust demand for high-end products. Along with the adjustments of China’s energy structure, demand for natural gas will maintain robust growth. For the second half of 2018, the uncertainty of international crude oil prices will increase due to trade frictions and geopolitical tensions.

Confronted with the present situation, the Company will integrate reform, management, innovation and development, to fully improve operational performances, expand markets, reduce costs, prevent risks and realise structural adjustments. Our focuses are on the following aspects:

For Exploration and Production, we will continue to advance high-efficiency exploration, profitable production and cost reduction. In crude oil development, we will accelerate profitable development of new oilfields and resumed production of suspended wells, deepen the structural adjustments of mature fields, and increase yields of profitable crude oil. In natural gas development, we will advance key projects for capacity construction, enhance the efficiency and quality of developed gas fields, as well as promote synergy of production, supply, storage and marketing to push forward the development of natural gas. In the second half of 2018, we plan to produce 146 million barrels of crude oil, of which domestic production will account for 125 million barrels and overseas production will account for 21 million barrels. We plan to produce 497.8 billion cubic feet of natural gas during the period.

For Refining, with efficiency-oriented approach, we will optimise our production plans based on market demand to consolidate our competitive advantages in refining business. We will continue to adjust our product mix by further lowering the diesel-to-gasoline ratio and increasing the production of gasoline, jet fuel and light chemical feedstock. We will complete GB VI refined oil products upgrading project as scheduled. We will fully optimise operations and ensure safe and stable production, and we plan to process 121 million tonnes of crude oil in the second half of the year.

For Marketing and Distribution, we will intensify our marketing strategy of balancing profit and volume by optimising resources allocation and operational efficiency. We will make efforts to expand retail scale through implementing precision marketing as well as differentiated marketing. We will further improve our marketing network to reinforce existing advantages and enhance the ability of exporting refined oil products. We will push forward the construction and operation of natural gas stations and expand natural gas market for automobiles. We will take the advantage of “Internet +” marketing strategy and accelerate the development and marketing of proprietary brand and products to advance the growth of non-fuel business. In the second half, we plan to sell 90.50 million tonnes of refined oil products in the domestic market in the second half of 2018.

For Chemicals, we will focus on the“basic and high-end” development concept to adjust our feedstock structure and lower cost. We will fine-tune our product slate, improve the coordination among mechanism combining production, marketing, research and application, advance new product development, promotion and application, and deliver more high-end products. We will put more emphasis on the dynamic optimisation of facilities and product chains and improving the utilisation and production scheduling based on market demands. Meanwhile, we will promote the precision marketing and services, improve customer services and provide total solutions and value-added services. We plan to produce 5.734 million tonnes of ethylene in the second half of 2018.

In the second half of the year, the Company will continue to focus on growth pattern upgrading, insist on specialised development, market-oriented operation, optimised global presence and integrated planning to enhance efficiency and deliver superior operating results.

6	Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Company’s interim financial statements and the accompanying notes in the interim report of Sinopec Corp. Parts of the following financial data, unless otherwise stated, were abstracted from the Company’s interim financial statements that have been prepared according to IFRS.

6.1	Consolidated results of operations

In the first half of 2018, the Company’s turnover and other operating revenues were RMB 1,300.3 billion, representing an increase of 11.5% year on year, and operating profit was RMB 61.6 billion, representing an increase of 56.6% year on year.

The following table sets forth the principal revenue and expenses items from the Company’s consolidated financial statements for the first half of 2018 and the corresponding period in 2017:

	Six-month periods ended 30 June
	2018	2017	Change
	RMB million	RMB million	(%)

Turnover and other operating revenues	1,300,252	1,165,837	11.5
Turnover	1,268,803	1,137,828	11.5
Other operating revenues	31,449	28,009	12.3
Operating expenses	(1,238,676)	(1,126,528)	10.0
Purchased crude oil, products, and operating supplies and expenses	(994,797)	(887,028)	12.1
Selling, general and administrative expenses	(31,332)	(30,131)	4.0
Depreciation, depletion and amortisation	(51,902)	(55,217)	(6.0)
Exploration expenses, including dry holes	(4,362)	(4,542)	(4.0)
Personnel expenses	(37,340)	(31,328)	19.2
Taxes other than income tax	(118,721)	(116,297)	2.1
Other operating expense, net	(222)	(1,985)	(88.8)
Operating profit	61,576	39,309	56.6
Net finance costs	(263)	(1,289)	(79.6)
Investment income and share of profit less losses from associates and joint ventures	7,458	7,937	(6.0)
Profit before taxation	68,771	45,957	49.6
Tax expense	(14,586)	(8,915)	63.6
Profit for the period	54,185	37,042	46.3
Attributable to:
Owners of the Company	42,386	27,915	51.8
Non-controlling interests	11,799	9,127	29.3

(1)	Turnover and other operating revenues

In the first half of 2018, the Company’s turnover was RMB 1,268.8 billion, representing an increase of 11.5% year on year. The change was mainly attributable to the increase of international crude oil prices as well as the Company’s efforts in exploiting our advantages in distribution network, implementing precision marketing, coordinating internal and external resources and expanding the market in the market competition.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products in the first half of 2018 as compared with the first half of 2017.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2018	2017	(%)	2018	2017	(%)

Crude oil	3,580	3,341	7.2	2,880	2,357	22.2
Natural gas (million cubic meters)	11,799	11,554	2.1	1,362	1,270	7.2
Gasoline	43,623	41,400	5.4	7,635	6,966	9.6
Diesel	39,749	44,951	(11.6)	5,701	4,889	16.6
Kerosene	12,071	12,748	(5.3)	4,220	3,547	19.0
Basic chemical feedstock	20,005	17,015	17.6	5,287	4,888	8.2
Synthetic fibre monomer and polymer	5,495	5,018	9.5	6,729	5,947	13.1
Synthetic resin	7,190	6,301	14.1	8,495	7,994	6.3
Synthetic fibre	639	638	0.2	9,405	8,317	13.1
Synthetic rubber	533	551	(3.3)	10,612	13,423	(20.9)

Most of the crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production with the remaining sold to other customers. In the first half of 2018, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 41.1 billion, increased by 24.5% year on year, accounting for 3.2% of the Company’s turnover and other operating revenues. The change was mainly attributable to the increase of realised price of crude oil and natural gas, and external sales volume as the Company seized the opportunity of crude oil price recovery to expedite crude oil capacity reconstruction and promote the building of natural gas production-supply-stroage-sale system.

Petroleum products (mainly consisting of oil products and other refined petroleum products) sold externally by the Refining Segment and the Marketing and Distribution Segment achieved external sales revenues of RMB 718.6 billion, representing an increase of 9.9% year on year and accounting for 55.3% of the Company’s turnover and other operating revenues. Those changes were mainly due to the rise of downstream product prices, high utilisation rates maintained by the Company when actively respond to the challenge of market over-supply, as well as increase of gasoline sales volume as the result of actively expanding market and promoting sales. The sales revenue of gasoline, diesel and kerosene was RMB 610.6 billion, representing an increase of 10.3% year on year, accounting for 85.0% of the sales revenue of petroleum products. Sales revenue of other refined petroleum products was RMB 108.0 billion, representing an increase of 7.6% year on year, accounting for 15.0% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 218.8 billion, representing an increase of 22.5% year on year, accounting for 16.8% of its turnover and other operating revenues. The change was mainly due to the increases in chemical product sales volume and prices as the result of the Company seizing opportunities to expand trade scale and explore market.

(2)	Operating expenses

In the first half of 2018, the Company’s operating expenses were RMB 1,238.7 billion, representing an increase of 10.0% year on year. The change was mainly due to the increase of crude oil prices and relevant petroleum and petrochemical products prices. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 994.8 billion, representing an increase of 12.1% year on year, accounting for 80.3% of total operating expenses, of which:

‧
Crude oil purchasing expenses were RMB 314.5 billion, representing an increase of 30.0% year on year. Throughput of crude oil purchased externally in the first half of 2018 was 98.25 million tonnes (excluding the volume processed for third parties), increased by 10.8% year on year. The average cost of crude oil purchased externally was RMB 3,201 per tonne, increased by 17.3% year on year.

‧	The Company’s purchasing expenses of refined oil products were RMB 160.8 billion, representing an increase of 9.6% over the same period of 2017.

‧
The Company’s purchasing expense related to trading activities were RMB 263.6 billion, representing an increase of 3.0% over the same period of 2017. This was mainly due to the increase in prices of purchased crude oil and refined oil.

‧
Other purchasing expenses were RMB 255.9 billion, increased by 5.6% year on year. The change was mainly due to the upward trend of other petrochemical market and the increase in prices of petrochemical products over the same period of 2017.

Selling, general and administrative expenses of the Company totalled RMB 31.3 billion, representing an increase of 4.0% year on year. This was mainly because the Company increased input in research and development activities and promoted sales volume resulting in rise of freight and miscellaneous fee.

Depreciation, depletion and amortisation expenses of the Company were RMB 51.9 billion, representing a decrease of 6.0% year on year. This was mainly due to the decrease of depletion rate as the Company’s proved reserves increased following the increase of crude oil price.

Exploration expenses were RMB 4.4 billion, representing a decrease of 4.0% year on year. This was mainly due to the Company’s constant strengthening of exploration investment control to increase success rate of exploration operation.

Personnel expenses were RMB 37.3 billion, representing an increase of 19.2% year on year. The change was mainly due to: the Company achieved strong result and increased personnel remuneration in 2017, which leads to the increased base of social insurance, housing fund and enterprise annuity in 2018, thus increased fringe payment; Shanghai SECCO was consolidated into the financial statement of the Company at the end of 2017; as the Company improved its profit significantly in the first half of 2018, income of employee was increased accordingly in line with its incentive mechanism.

Taxes other than income tax were RMB 118.7 billion, representing an increase of 2.1% year on year.

Net other operating income were RMB 0.2 billion, representing a decrease of 88.8% year on year. This was mainly due to the decrease of the impairment of oil and gas assets.

(3)	Operating profit

In the first half of 2018, the Company’s operating profit was RMB 61.6 billion, representing an increase of 56.6% year on year. This was mainly due to significant decrease of losses in upstream business and steady increase of earning in midstream and downstream businesses.

(4)	Net finance costs

In the first half of 2018, the Company’s net finance costs were RMB 0.3 billion, down by RMB 1.0 billion, representing a decrease of 79.6% year on year, which was mainly because the Company enhanced cash flow management and increased cash at bank and on hand. The Company also gained interest income by cash management and optimised debt structure by replacing loans with favourable rates to decrease finance cost.

(5)	Profit before taxation

In the first half of 2018, the Company’s profit before taxation amounted to RMB 68.8 billion, representing an increase of 49.6% year on year.

(6)	Tax expense

In the first half of 2018, the Company’s tax expense totalled RMB 14.6 billion, up by RMB 5.7 billion, representing an increase of 63.6% year on year. This was mainly due to the increase of earnings and decrease of franked investment income year on year.

(7)	Profit attributable to non-controlling interests of the Company

In the first half of 2018, profit attributable to non-controlling shareholders was RMB 11.8 billion, up by RMB 2.7 billion, representing an increase of 29.3% year on year.

(8)	Profit attributable to owners of the Company

In the first half of 2018, profit attributable to owners of the Company was RMB 42.4 billion, representing an increase of 51.8% year on year.

6.2	Assets, liabilities, equity and cash flows

(1)	Asset, liabilities and equity

Unit: RMB million

	As of 30 June	As of 31 December
	2018	2017	Change

Total assets	1,617,304	1,595,504	21,800
Current assets	568,938	529,049	39,889
Non-current assets	1,048,366	1,066,455	(18,089)
Total liabilities	761,126	742,614	18,512
Current liabilities	577,065	579,446	(2,381)
Non-current liabilities	184,061	163,168	20,893
Total equity attributable to owners of the Company	720,113	726,120	(6,007)
Share capital	121,071	121,071	—
Reserves	599,042	605,049	(6,007)
Non-controlling Interests	136,065	126,770	9,295
Total equity	856,178	852,890	3,288

(2)	Cash Flow

The following table sets forth the major items in the consolidated cash flow statements for the first half of 2018 and of 2017.

Unit: RMB million

	Six-month periods ended 30 June		Changes
Major items of cash flows	2018	2017	in amount

Net cash generated from operating activities	71,620	60,847	10,773
Net cash generated from/(used in) investing activities	19,258	(40,002)	59,260
Net cash used in financing activities	(49,308)	(16,038)	(33,270)
Net increase in cash and cash equivalents	41,570	4,807	36,763

6.3	The results of the principal operations by segments (under ASBE)

Segments	Operating income (RMB million)	Operating cost (RMB million)	Gross profit margin* (%)	Increase of operating income on a year-on-year basis (%)	(Decrease)/ increase of operating cost on a year-on-year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (percentage point)

Exploration and Production	87,924	71,233	12.9	18.6	(2.4)	17.2
Refining	593,327	433,726	8.2	21.5	27.6	0.1
Marketing and Distribution	668,325	619,769	7.1	10.3	10.7	(0.2)
Chemicals	256,268	229,064	10.2	23.0	24.2	(0.5)
Corporate and Others	585,443	582,523	0.5	20.0	20.6	(0.5)
Elimination of inter-segment sales	(891,035)	(885,596)	N/A	N/A	N/A	N/A
Total	1,300,252	1,050,719	10.1	11.5	11.5	0.9

*	Gross profit margin = (Operating income – Operating cost, tax and surcharges)/Operating income

7	Dividend

7.1	Dividend distribution for the year ended 31 December 2017

Upon its approval at its 2017 Annual General Meeting, Sinopec Corp. distributed the final cash dividend of RMB 0.40 per share (tax inclusive). The final dividend for 2017 has been distributed to shareholders on or before 14 June 2018 who were registered as existing shareholders as at 4 June 2018. Combined with the 2017 interim cash dividend of RMB 0.10 per share (tax inclusive), the total cash dividend for the whole year 2017 amounted to RMB 0.50 per share (tax inclusive).

7.2	Interim dividend distribution plan for the six months ended 30 June 2018

As approved at the third meeting of the seventh session of the Board, the interim dividend for the six months ended 30 June 2018 of RMB 0.16 per share (tax inclusive) will be distributed based on the total number of shares as of 11 September 2018 (Record Date) in cash.

The 2018 interim dividend distribution plan, with the consideration of interest of shareholders and development of the Company, is in compliance with the Articles of Association and relevant procedures. The independent non-executive directors have issued independent opinions on it.

The interim cash dividend will be distributed on or before 21 September 2018 (Friday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 11 September 2018 (Tuesday). To be entitled to the interim dividend, holders of H shares shall lodge their share certificates and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, no later than 4:30 p.m. on 4 September 2018 (Tuesday). The register of members of the H shares of Sinopec Corp. will be closed from 5 September 2018 (Wednesday) to 11 September 2018 (Tuesday) (both days inclusive).

The dividend will be denominated and declared in RMB and distributed to domestic shareholders and Shanghai-Hong Kong Stock Connect shareholders in RMB and to foreign shareholders in Hong Kong Dollars. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week ahead of the date of declaration of the interim dividend, i.e. 24 August 2018 (Friday).

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the cash dividends to them. Any H Shares of the Sinopec Corp. registered not under the name of an individual shareholder, including HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change their shareholder status, they should enquire about the relevant procedures from their agents or trustees. Sinopec Corp. will withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H shares of Sinopec Corp. as at the Record Date in accordance with the laws or the requirements of relevant government authorities.

Where the individual holders of the H shares are residents of Hong Kong, Macau or a country which had an agreed tax rate of 10% for cash dividends to them with China under relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Where the individual holders of the H Shares are residents of a country which had an agreed tax rate of less than 10% with China under relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (the “Extra Amount”) by the application of 10% tax rate, Sinopec Corp. can apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register for H shares of Sinopec Corp. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Where the individual holders of the H Shares are residents of a country which has an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with relevant tax agreements. Where the individual holders of the H Shares are residents of a country which has an agreed tax rate of 20% with China, or has not entered into any tax agreement with China, or under any other circumstances, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors of H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, Sinopec Corp. shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. Sinopec Corp. will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

For investors in the Hong Kong Stock Exchange (including enterprises and individuals) of A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate under such tax treaty will be refunded.

8	Financial statements

In this section, the Company refers to China Petroleum & Chemical Corporation and the Group refers to China Petroleum & Chemical Corporation and its subsidiaries.

8.1	Auditors’ opinion

Financial statements	✓ Unaudited	□ Audited

8.2	Financial Statements

8.2.1	Interim financial statement prepared under ASBE

Unaudited Consolidated and Parent Balance Sheets

Unit: RMB million

	At 30 June 2018		At 31 December 2017		At 1 January 2017
Items	Consolidated	Parent	Consolidated	Parent	Consolidated	Parent

Assets
Current assets
Cash at bank and on hand	205,153	96,071	165,004	92,545	142,497	98,250
Financial assets held for trading	7,269	2,008	51,196	48,179	—	—
Bills receivable and accounts receivable	79,828	33,312	84,701	37,766	63,486	38,803
Prepayments	5,537	1,950	4,901	4,429	3,749	3,454
Other receivables	24,430	55,112	16,467	63,820	25,596	45,643
Inventories	225,573	55,692	186,693	44,933	156,511	46,942
Other current assets	21,148	19,175	20,087	27,189	20,422	32,743

Total current assets	568,938	263,320	529,049	318,861	412,261	265,835

Non-current assets
Available-for-sale financial assets	—	—	1,676	395	11,408	297
Long-term equity investments	134,921	277,186	131,087	275,557	116,812	268,451
Other equity instrument investments	1,480	395	—	—	—	—
Fixed assets	620,044	309,012	650,920	329,814	690,594	373,020
Construction in progress	118,957	49,575	118,645	50,046	129,581	49,277
Intangible assets	97,396	8,418	97,126	8,340	85,023	7,913
Goodwill	8,642	—	8,634	—	6,353	—
Long-term deferred expenses	14,387	1,921	14,720	1,958	13,537	1,980
Deferred tax assets	19,000	9,298	15,131	6,834	7,214	—
Other non-current assets	33,539	9,155	28,516	10,690	25,826	10,952

Total non-current assets	1,048,366	664,960	1,066,455	683,634	1,086,348	711,890

Total assets	1,617,304	928,280	1,595,504	1,002,495	1,498,609	977,725

Unit: RMB million

	At 30 June 2018		At 31 December 2017		At 1 January 2017
Items	Consolidated	Parent	Consolidated	Parent	Consolidated	Parent

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	57,985	12,431	54,701	17,330	30,374	9,256
Bills payable and accounts payable	234,386	95,031	206,535	86,604	180,129	78,548
Advances from customers	—	—	120,734	3,413	95,928	2,360
Contract liabilities	123,567	3,106	—	—	—	—
Employee benefits payable	12,467	8,622	7,162	4,854	1,618	312
Taxes payable	39,831	24,930	71,940	42,549	52,886	32,423
Other payables	88,043	101,494	91,693	143,274	79,636	113,841
Short-term debentures payable	—	—	—	—	6,000	6,000
Non-current liabilities due within one year	20,786	20,084	26,681	19,539	38,972	38,082

Total current liabilities	577,065	265,698	579,446	317,563	485,543	280,822

Non-current liabilities
Long-term loans	79,274	67,727	67,754	63,667	62,461	58,448
Debentures payable	31,518	20,000	31,370	20,000	54,985	36,000
Provisions	41,423	32,126	39,958	31,405	39,298	29,767
Deferred tax liabilities	5,814	—	6,466	—	7,661	505
Other non-current liabilities	24,899	2,908	16,440	2,591	16,136	2,607

Total non-current liabilities	182,928	122,761	161,988	117,663	180,541	127,327

Total liabilities	759,993	388,459	741,434	435,226	666,084	408,149

Unit: RMB million

	At 30 June 2018		At 31 December 2017		At 1 January 2017
Items	Consolidated	Parent	Consolidated	Parent	Consolidated	Parent

Liabilities and shareholders’ equity (Continued)
Shareholders’ equity
Share capital	121,071	121,071	121,071	121,071	121,071	121,071
Capital reserve	119,577	68,789	119,557	68,789	119,525	68,769
Other comprehensive income	(4,422)	196	(4,413)	196	(932)	263
Specific reserve	1,752	933	888	482	765	393
Surplus reserves	199,682	199,682	199,682	199,682	196,640	196,640
Retained earnings	283,533	149,150	290,459	177,049	275,163	182,440

Total equity attributable to shareholders of the Company	721,193	539,821	727,244	567,269	712,232	569,576

Minority interests	136,118	—	126,826	—	120,293	—

Total shareholders’ equity	857,311	539,821	854,070	567,269	832,525	569,576

Total liabilities and shareholders' equity	1,617,304	928,280	1,595,504	1,002,495	1,498,609	977,725

Unaudited Consolidated and Parent Income Statement

Unit: RMB million

	Six-month periods ended 30 June
	2018		2017
Items	Consolidated	Parent	Consolidated	Parent

Operating income	1,300,252	494,612	1,165,837	411,410
Less: Operating costs	1,050,719	369,561	942,602	306,503
Taxes and surcharges	118,721	83,045	116,297	77,324
Selling and distribution expenses	27,661	1,405	25,955	1,280
General and administrative expenses	33,908	16,810	33,231	17,003
Research and development expenses	4,080	3,888	2,672	2,506
Financial expenses	263	1,389	1,289	1,395
Exploration expenses, including dry holes	4,362	4,173	4,542	4,143
Impairment losses	137	49	4,076	3,681
Credit impairment losses	(38)	(14)	—	—
Add: Other income	1,849	593	1,321	358
Investment income	5,884	9,861	8,152	8,873
(Losses)/gains from changes in fair value	(450)	(171)	369	—
Asset disposal income/(expense)	218	252	(98)	(118)

Operating profit	67,940	24,841	44,917	6,688

Add: Non-operating income	630	145	741	303
Less: Non-operating expenses	703	289	626	340

Profit before taxation	67,867	24,697	45,032	6,651

Less: Income tax expense	14,586	4,082	8,915	478

Net profit	53,281	20,615	36,117	6,173

Classification by going concern:
Continuous operating net profit	53,281	20,615	36,117	6,173
Termination of net profit	—	—	—	—

Classification by ownership:
Equity shareholders of the Company	41,600	20,615	27,092	6,173
Minority interests	11,681	—	9,025	—

Basic earnings per share (RMB)	0.344	N/A	0.224	N/A

Diluted earnings per share (RMB)	0.344	N/A	0.224	N/A

Net profit	53,281	20,615	36,117	6,173

Unit: RMB million

	Six-month periods ended 30 June
	2018		2017
Items	Consolidated	Parent	Consolidated	Parent

Other comprehensive income
Items that may not be reclassified subsequently to profit or loss
Changes in fair value of other equity instrument investments	(17)	—	—	—
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method	(113)	—	277	(11)
Changes in fair value of available-for-sale financial assets	—	—	(7)	—
Cash flow hedges	(508)	—	162	22
Foreign currency translation differences	896	—	(1,542)	—

Total other comprehensive income	258	—	(1,110)	11

Total comprehensive income	53,539	20,615	35,007	6,184

Attributable to:
Equity shareholders of the Company	41,603	20,615	26,450	6,184
Minority interests	11,936	—	8,557	—

Unaudited Consolidated and Parent Cash Flow Statement

Unit: RMB million

	Six-month periods ended 30 June
	2018		2017
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	1,464,593	575,001	1,310,796	488,179
Refund of taxes and levies	905	521	788	401
Other cash received relating to operating activities	33,582	2,267	33,601	11,055

Sub-total of cash inflows	1,499,080	577,789	1,345,185	499,635

Cash paid for goods and services	(1,145,090)	(388,198)	(1,021,990)	(305,731)
Cash paid to and for employees	(32,167)	(17,980)	(28,759)	(15,729)
Payments of taxes and levies	(204,541)	(133,955)	(190,325)	(121,123)
Other cash paid relating to operating activities	(45,662)	(7,019)	(43,264)	(25,772)

Sub-total of cash outflows	(1,427,460)	(547,152)	(1,284,338)	(468,355)

Net cash flow from operating activities	71,620	30,637	60,847	31,280

Cash flows from investing activities:
Cash received from disposal of investments	49,244	57,751	717	5,242
Cash received from returns on investments	3,609	23,497	3,395	10,444
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	7,480	469	216	409
Other cash received relating to investing activities	42,408	21,526	20,595	11,555
Net cash received from disposal of subsidiaries and other business entities	—	—	1	1

Sub-total of cash inflows	102,741	103,243	24,924	27,651

Unit: RMB million

	Six-month periods ended 30 June
	2018		2017
Items	Consolidated	Parent	Consolidated	Parent

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(35,084)	(17,135)	(28,742)	(17,267)
Cash paid for acquisition of investments	(6,840)	(2,864)	(3,253)	(5,519)
Other cash paid relating to investing activities	(38,371)	(5,010)	(32,914)	(13,010)
Net cash paid for the acquisition of subsidiaries and other business entities	(3,188)	—	(17)	—

Sub-total of cash outflows	(83,483)	(25,009)	(64,926)	(35,796)

Net cash flow from investing activities	19,258	78,234	(40,002)	(8,145)

Cash flows from financing activities:
Cash received from capital contributions	502	—	331	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	502	—	331	—
Cash received from borrowings	317,798	56,132	269,008	76,625

Sub-total of cash inflows	318,300	56,132	269,339	76,625

Cash repayments of borrowings	(308,961)	(95,449)	(279,559)	(93,317)
Cash paid for dividends, profits distribution or interest	(58,634)	(51,028)	(5,818)	(2,690)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(7,250)	—	(2,608)	—
Other cash paid relating to financing activities	(13)	—	—	—

Sub-total of cash outflows	(367,608)	(146,477)	(285,377)	(96,007)

Net cash flow from financing activities	(49,308)	(90,345)	(16,038)	(19,382)

Effects of changes in foreign exchange rate	(34)	—	(148)	—

Net increase in cash and cash equivalents	41,536	18,526	4,659	3,753

Consolidated Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2017	121,071	119,525	(932)	765	196,640	275,163	712,232	120,293	832,525

Change for the period
1. Net profit	—	—	—	—	—	27,092	27,092	9,025	36,117
2. Other comprehensive income	—	—	(642)	—	—	—	(642)	(468)	(1,110)

Total comprehensive income	—	—	(642)	—	—	27,092	26,450	8,557	35,007

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(20,582)	(20,582)	—	(20,582)
4. Transaction with minority interests	—	—	—	—	—	—	—	341	341
5. Distributions to minority interests	—	—	—	—	—	—	—	(2,341)	(2,341)
Total transactions with owners, recorded directly in shareholders’ equity	—	—	—	—	—	(20,582)	(20,582)	(2,000)	(22,582)
6. Net increase in specific reserve for the period	—	—	—	774	—	—	774	96	870
7. Others	—	4	—	—	—	—	4	2	6

Balance at 30 June 2017	121,071	119,529	(1,574)	1,539	196,640	281,673	718,878	126,948	845,826

Unaudited Consolidated Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 31 December 2017	121,071	119,557	(4,413)	888	199,682	290,459	727,244	126,826	854,070
Change in accounting policy	—	—	(12)	—	—	12	—	—	—

Balance at 1 January 2018	121,071	119,557	(4,425)	888	199,682	290,471	727,244	126,826	854,070

Change for the period
1. Net profit	—	—	—	—	—	41,600	41,600	11,681	53,281
2. Other comprehensive income	—	—	3	—	—	—	3	255	258

Total comprehensive income	—	—	3	—	—	41,600	41,603	11,936	53,539

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(48,428)	(48,428)	—	(48,428)
4. Transaction with minority interests	—	—	—	—	—	—	—	448	448
5. Contributions to subsidiaries from non-controlling interests	—	32	—	—	—	—	32	(119)	(87)
6. Distributions to minority interests	—	—	—	—	—	—	—	(3,092)	(3,092)
Total transactions with owners, recorded directly in shareholders’ equity	—	32	—	—	—	(48,428)	(48,396)	(2,763)	(51,159)
7. Net increase in specific reserve for the period	—	—	—	864	—	—	864	118	982
8. Others	—	(12)	—	—	—	(110)	(122)	1	(121)

Balance at 30 June 2018	121,071	119,577	(4,422)	1,752	199,682	283,533	721,193	136,118	857,311

Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million

Balance at 1 January 2017	121,071	68,769	263	393	196,640	182,440	569,576

Change for the period
1. Net profit	—	—	—	—	—	6,173	6,173
2. Other comprehensive income	—	—	11	—	—	—	11

Total comprehensive income	—	—	11	—	—	6,173	6,184

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(20,582)	(20,582)
Total transactions with owners, recorded directly in shareholders' equity	—	—	—	—	—	(20,582)	(20,582)
4. Net increase in specific reserve for the period	—	—	—	439	—	—	439

Balance at 30 June 2017	121,071	68,769	274	832	196,640	168,031	555,617

Unaudited Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million

Balance at 31 December 2017	121,071	68,789	196	482	199,682	177,049	567,269
Change in accounting policy	—	—	—	—	—	—	—

Balance at 1 January 2018	121,071	68,789	196	482	199,682	177,049	567,269

Change for the period
1. Net profit	—	—	—	—	—	20,615	20,615
2. Other comprehensive income	—	—	—	—	—	—	—

Total comprehensive income	—	—	—	—	—	20,615	20,615

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(48,428)	(48,428)
Total transactions with owners, recorded directly in shareholders' equity	—	—	—	—	—	(48,428)	(48,428)
4. Net increase in specific reserve for the period	—	—	—	451	—	—	451
5. Others	—	—	—	—	—	(86)	(86)

Balance at 30 June 2018	121,071	68,789	196	933	199,682	149,150	539,821

8.2.2	Interim financial statements prepared under IFRS

Unaudited Interim Condensed Consolidated Income Statement

Unit: RMB million

	Six-month periods ended 30 June
	2018	2017

Turnover and other operating revenues
Turnover	1,268,803	1,137,828
Other operating revenues	31,449	28,009

	1,300,252	1,165,837

Operating expenses
Purchased crude oil, products and operating supplies and expenses	(994,797)	(887,028)
Selling, general and administrative expenses	(31,332)	(30,131)
Depreciation, depletion and amortisation	(51,902)	(55,217)
Exploration expenses, including dry holes	(4,362)	(4,542)
Personnel expenses	(37,340)	(31,328)
Taxes other than income tax	(118,721)	(116,297)
Other operating expense, net	(222)	(1,985)

Total operating expenses	(1,238,676)	(1,126,528)

Operating profit	61,576	39,309

Unaudited Interim Condensed Consolidated Income Statement (Continued)

Unit: RMB million

	Six-month periods ended 30 June
	2018	2017

Finance costs
Interest expense	(3,972)	(3,979)
Interest income	3,507	2,457
Foreign currency exchange gains, net	202	233

Net finance costs	(263)	(1,289)

Investment income	840	286
Share of profits less losses from associates and joint ventures	6,618	7,651
Profit before taxation	68,771	45,957
Income tax expense	(14,586)	(8,915)

Profit for the period	54,185	37,042

Attributable to:
Shareholders of the Company	42,386	27,915
Non-controlling interests	11,799	9,127

Profit for the period	54,185	37,042

Earnings per share:
Basic	0.350	0.231

Diluted	0.350	0.231

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

Unit: RMB million

	Six-month periods ended 30 June
	2018	2017

Profit for the period	54,185	37,042

Other comprehensive income:
Items that maynot be reclassified subsequently to profit or loss:
Equity investments at fair value through other comprehensive income	(17)	—

Total items that maynot be reclassified subsequently to profit or loss	(17)	—

Items that may be reclassified subsequently to profit or loss:
Cash flow hedges	(508)	162
Available-for-sale securities	—	(7)
Share of other comprehensive income of associates and joint ventures	(113)	277
Foreign currency translation differences	896	(1,542)

Total items that may be reclassified subsequently to profit or loss	275	(1,110)

Total other comprehensive income	258	(1,110)

Total comprehensive income for the period	54,443	35,932

Attributable to:
Shareholders of the Company	42,389	27,273
Non-controlling interests	12,054	8,659

Total comprehensive income for the period	54,443	35,932

Unaudited Interim Condensed Consolidated Balance Sheet

Unit: RMB million

	30 June 2018	31 December 2017

Non-current assets
Property, plant and equipment, net	619,991	650,774
Construction in progress	118,957	118,645
Goodwill	8,642	8,634
Interest in associates	81,527	79,726
Interest in joint ventures	53,394	51,361
Available-for-sale financial assets	—	1,676
Financial assets at fair value through other comprehensive income	1,480	—
Deferred tax assets	19,000	15,131
Lease prepayments	59,825	58,526
Long-term prepayments and other assets	85,550	81,982

Total non-current assets	1,048,366	1,066,455

Current assets
Cash and cash equivalents	154,754	113,218
Time deposits with financial institutions	50,399	51,786
Financial assets at fair value through profit or loss	7,269	51,196
Trade accounts receivable	70,912	68,494
Bills receivable	8,916	16,207
Inventories	225,573	186,693
Prepaid expenses and other current assets	51,115	41,455

Total current assets	568,938	529,049

Unaudited Interim Condensed Consolidated Balance Sheet (Continued)

Unit: RMB million

	30 June 2018	31 December 2017

Current liabilities
Short-term debts	45,825	55,338
Loans from Sinopec Group Company and fellow subsidiaries	32,024	25,311
Trade accounts payable	227,373	200,073
Contract liabilities	123,567	—
Bills payable	7,013	6,462
Other payables	130,844	279,247
Income tax payable	10,419	13,015

Total current liabilities	577,065	579,446

Net current liabilities	8,127	50,397

Total assets less current liabilities	1,040,239	1,016,058

Non-current liabilities
Long-term debts	67,470	55,804
Loans from Sinopec Group Company and fellow subsidiaries	43,322	43,320
Deferred tax liabilities	5,814	6,466
Provisions	41,423	39,958
Other long-term liabilities	26,032	17,620

Total non-current liabilities	184,061	163,168

	856,178	852,890

Equity
Share capital	121,071	121,071
Reserves	599,042	605,049

Total equity attributable to shareholders of the Company	720,113	726,120
Non-controlling interests	136,065	126,770

Total equity	856,178	852,890

8.2.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS (UNAUDITED)

(1)	Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	Six-month periods ended 30 June
	2018	2017
	RMB million	RMB million

Net profit under ASBE	53,281	36,117
Adjustments:
Government grants	47	55
Safety production fund	982	870
Others	(125)	—

Profit for the period under IFRS*	54,185	37,042

(2)	Effects of major differences between the shareholders’equity under ASBE and the total equity under IFRS are analysed as follows:

	30 June 2018	31 December 2017
	RMB million	RMB million

Shareholders’ equity under ASBE	857,311	854,070
Adjustments:
Government grants	(1,133)	(1,180)

Total equity under IFRS*	856,178	852,890

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS. The interim consolidated financial statements for the six-month period ended 30 June 2018 has not been audited by PricewaterhouseCoopers, while the consolidated financial statements for the year ended 31 December 2017 and for the six-month period ended 30 June 2017 have been audited by PricewaterhouseCoopers.

8.3	The Group has no material accounting errors during the reporting period.

8.4	Changes in the scope of consolidation as compared with those for last annual report

□    Applicable        ✓    Not applicable

8.5	Notes on the financial statements prepared under IFRS

8.5.1	Turnover

Turnover primarily represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

8.5.2	Income tax expense

Income tax expense in the consolidated income statement represents:

	Six-month periods ended 30 June
	2018 (Unaudited)	2017 (Audited)
	RMB million	RMB million

Current tax
Provision for the period	19,028	12,258
Adjustment of prior years	43	645
Deferred taxation	(4,485)	(3,988)

	14,586	8,915

8.5.3	Basic and Diluted Earnings per Share

The calculation of basic earnings per share for the six-month period ended 30 June 2018 is based on the profit attributable to ordinary shareholders of the Company of RMB 42,386 million (2017: RMB 27,915 million) and the weighted average number of shares of 121,071,209,646 (2017: 121,071,209,646) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2018 is based on the profit attributable to ordinary shareholders of the Company (diluted) of RMB 42,386 million (2017: RMB 27,913 million) and the weighted average number of shares of 121,071,209,646 (2017: 121,071,209,646) calculated as follows:

(i)	Profit attributable to ordinary shareholders of the Company (diluted)

	Six-month periods ended 30 June
	2018 (Unaudited)	2017 (Audited)
	RMB million	RMB million

Profit attributable to ordinary shareholders of the Company	42,386	27,915
After tax effect of employee share option scheme of Shanghai Petrochemical	(0)	(2)

Profit attributable to ordinary shareholders of the Company (diluted)	42,386	27,913

(ii)	Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2018 (Unaudited)	2017 (Audited)
	Number of shares	Number of shares

Weighted average number of shares at 30 June	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) at 30 June	121,071,209,646	121,071,209,646

8.5.4	Dividends

Dividends payable to shareholders of the Company attributable to the period represent:

	Six-month periods ended 30 June
	2018 (Unaudited)	2017 (Audited)
	RMB million	RMB million

Interim dividends declared after the balance sheet date of RMB 0.16 per share (2017: RMB 0.10 per share)	19,371	12,107

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2018, the directors authorised to declare the interim dividends for the year ending 31 December 2018 of RMB 0.16 (2017: RMB 0.10) per share totaling RMB 19,371 million (2018: RMB 12,107 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to shareholders of the Company attributable to the previous financial year, approved during the period represent:

	Six-month periods ended 30 June
	2018 (Unaudited)	2017 (Audited)
	RMB million	RMB million

Final cash dividends in respect of the previous financial year, approved during the period of RMB 0.40 per share (2017: RMB 0.17 per share)	48,428	20,582

Pursuant to the shareholders’ approval at the Annual General Meeting on 15 May 2018, a final dividend of RMB 0.40 per share totalling RMB 48,428 million for the year ending 31 December 2017 was approved. All dividends have been paid in June 2018.

Pursuant to the shareholders’ approval at the Annual General Meeting on 28 June 2017, a final dividend of RMB 0.17 per share totalling RMB 20,582 million for the year ending 31 December 2016 was approved. All dividends have been paid in July 2017.

8.5.5	Trade Accounts Receivable and Bills Receivable

	30 June 2018 (Unaudited)	31 December 2017 (Audited)
	RMB million	RMB million

Trade accounts receivable	71,504	69,106
Less: Impairment losses for bad and doubtful debts	(592)	(612)

Trade accounts receivable, net	70,912	68,494
Bills receivable	8,916	16,207

	79,828	84,701

The ageing analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	30 June 2018 (Unaudited)	31 December 2017 (Audited)
	RMB million	RMB million

Within one year	70,291	67,777
Between one and two years	549	573
Between two and three years	41	43
Over three years	31	101

	70,912	68,494

Impairment losses for bad and doubtful debts are analysed as follows:

	Six-month periods ended 30 June
	2018 (Unaudited)	2017 (Audited)
	RMB million	RMB million

Balance at 1 January	612	683
Provision for the period	16	39
Written back for the period	(37)	(121)
Written off for the period	(1)	(1)
Others	2	(2)

Balance at 30 June	592	598

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivable (net of impairment losses for bad and doubtful debts) primarily represent receivables that are not past due. These receivables relate to a wide range of customers for whom there is no recent history of default.

8.5.6	Trade Accounts and Bills Payables

	30 June 2018 (Unaudited)	31 December 2017 (Audited)
	RMB million	RMB million

Trade accounts payables	227,373	200,073
Bills payable	7,013	6,462

Trade accounts and bills payables measured at amortised cost	234,386	206,535

The ageing analysis of trade accounts payables is as follows:

	30 June 2018 (Unaudited)	31 December 2017 (Audited)
	RMB million	RMB million

Within 1 month or on demand	222,010	192,664
Between 1 month and 6 months	4,708	4,155
Over 6 months	655	3,254

	227,373	200,073

8.5.7	Segment Reporting

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

Information of the Group’s reportable segments is as follows:

	Six-month periods ended 30 June
	2018 (Unaudited)	2017 (Audited)
	RMB million	RMB million

Turnover
Exploration and production
External sales	41,145	33,053
Inter-segment sales	42,607	37,395

	83,752	70,448

Refining
External sales	69,665	64,292
Inter-segment sales	521,193	421,539

	590,858	485,831

Marketing and distribution
External sales	648,949	589,475
Inter-segment sales	2,623	1,818

	651,572	591,293

Chemicals
External sales	218,806	178,665
Inter-segment sales	30,057	22,948

	248,863	201,613

	Six-month periods ended 30 June
	2018 (Unaudited)	2017 (Audited)
	RMB million	RMB million

Corporate and others
External sales	290,238	272,343
Inter-segment sales	294,555	215,148

	584,793	487,491

Elimination of inter-segment sales	(891,035)	(698,848)

Turnover	1,268,803	1,137,828

Other operating revenues
Exploration and production	4,172	3,661
Refining	2,469	2,341
Marketing and distribution	16,753	14,667
Chemicals	7,405	6,816
Corporate and others	650	524

Other operating revenues	31,449	28,009

Turnover and other operating revenues	1,300,252	1,165,837

Result
Operating (loss)/profit
By segment
Exploration and production	(412)	(18,334)
Refining	38,932	29,393
Marketing and distribution	17,186	16,566
Chemicals	15,764	12,157
Corporate and Others	(4,454)	739
Elimination	(5,440)	(1,212)

Total segment operating profit	61,576	39,309

	Six-month periods ended 30 June
	2018 (Unaudited)	2017 (Audited)
	RMB million	RMB million

Share of profits from associates and joint ventures
– Exploration and production	1,087	875
– Refining	487	409
– Marketing and distribution	1,125	1,416
– Chemicals	3,137	4,242
– Corporate and others	782	709

Aggregate share of profits from associates and joint ventures	6,618	7,651

Investment income
– Exploration and production	2	48
– Refining	12	10
– Marketing and distribution	11	48
– Chemicals	13	115
– Corporate and others	802	65

Aggregate investment income	840	286

Net finance costs	(263)	(1,289)

Profit before taxation	68,771	45,957

	At 30 June	At 31 December
	2018 (Unaudited)	2017 (Audited)
	RMB million	RMB million

Assets
Segment assets
– Exploration and production	328,169	343,404
– Refining	281,259	273,123
– Marketing and distribution	327,391	309,727
– Chemicals	150,708	158,472
– Corporate and others	136,437	170,045

Total segment assets	1,223,964	1,254,771

Interest in associates and joint ventures	134,921	131,087
Available-for-sale financial assets	—	1,676
Financial assets at fair value through other comprehensive income	1,480	—
Deferred tax assets	19,000	15,131
Cash and cash equivalents and time deposits with financial institutions	205,153	165,004
Other unallocated assets	32,786	27,835

Total assets	1,617,304	1,595,504

Liabilities
Segment liabilities
– Exploration and production	97,667	99,568
– Refining	66,645	101,429
– Marketing and distribution	173,115	164,101
– Chemicals	32,147	35,293
– Corporate and others	157,298	117,781

Total segment liabilities	526,872	518,172

Short-term debts	45,825	55,338
Income tax payable	10,419	13,015
Long-term debts	67,470	55,804
Loans from Sinopec Group Company and fellow subsidiaries	75,346	68,631
Deferred tax liabilities	5,814	6,466
Other unallocated liabilities	29,380	25,188

Total liabilities	761,126	742,614

	Six-month periods ended 30 June
	2018 (Unaudited)	2017 (Audited)
	RMB million	RMB million

Capital expenditure
– Exploration and production	10,762	6,870
– Refining	4,610	3,672
– Marketing and distribution	5,373	2,500
– Chemicals	2,635	2,594
– Corporate and others	307	317

	23,687	15,953

Depreciation, depletion and amortisation
– Exploration and production	27,302	32,097
– Refining	9,320	8,669
– Marketing and distribution	8,010	7,575
– Chemicals	6,398	5,970
– Corporate and others	872	906

	51,902	55,217

Impairment losses on long-lived assets
– Exploration and production	—	3,487
– Refining	116	166
– Chemicals	—	309

	116	3,962

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2018 (Unaudited)	2017 (Audited)
	RMB million	RMB million

External sales
Mainland China	993,231	865,869
Singapore	159,709	113,658
Others	147,312	186,310

	1,300,252	1,165,837

	30 June	31 December
	2018 (Unaudited)	2017 (Audited)
	RMB million	RMB million

Non-current assets
Mainland China	955,052	979,329
Others	49,977	48,572

	1,005,029	1,027,901

9	Repurchase, Sale and Redemption of Shares

There is no purchase, sale or redemption by the Company of its listed securities during the reporting period.

10	Information on Appointment or Termination of Directors, Supervisors and Other Senior Management

On 29 January 2018, Mr. Wang Zhigang resigned from the positions as the Director, a member of the Strategy Committee of the Board and Senior Vice President of Sinopec Corp. due to his age.

On 29 January 2018, Mr. Zhang Haichao resigned from the positions as the Director, a member of the Strategy Committee of the Board and Senior Vice President of Sinopec Corp. due to his age.

On 7 February 2018, Mr. Liu Zhongyun resigned from the position as the Supervisor of Sinopec Corp. due to change of working arrangement.

On 8 February 2018, Mr. Ling Yiqun was appointed as Senior Vice President of Sinopec Corp.

On 8 February 2018, Mr. Liu Zhongyun was appointed as Senior Vice President of Sinopec Corp.

On 8 February 2018, Mr. Zhao Rifeng was appointed as Vice President of Sinopec Corp.

On 15 May 2018, the members of the Seventh Session of the Board of Directors (the “Board”) and the Board of Supervisors (non-employee representative supervisors) were elected at the 2017 general meeting of shareholders. The 1st meeting of the Seventh Session of the Board elected Chairman of the Board and appointed members of senior management. The 1st meeting of the Seventh Session of the Board of Supervisors elected Chairman of the Board of Supervisors. The changes of the directors, supervisors and other senior management are as follows:

Board of Directors: Mr. Dai Houliang was elected as Executive Director and Chairman of the Board. Mr. Li Yunpeng, Mr. Jiao Fangzheng, Mr. Ma Yongsheng, Mr. Ling Yiqun, Mr. Liu Zhongyun and Mr. Li Yong were elected as Directors1. Mr. Tang Min, Mr. Fan Gang, Mr. Cai Hongbin and Mr. Ng. Kar Ling Johnny were elected as Independent Non-executive Directors2. Mr. Jiang Xiaoming and Mr. Andrew Y. Yan were no longer the Independent Non-executive Directors of the Board.

Board of Supervisors: Mr. Zhao Dong was elected as the Chairman of Board of Supervisors. Mr. Jiang Zhenying, Mr. Yang Changjiang, Mr. Zhang Baolong and Mr. Zou Huiping were elected as Supervisors3. Mr. Zhou Hengyou, Mr. Yu Renming and Mr. Yu Xizhi were elected as Employee Representative Supervisors.

On 7 June 2018, Mr. Jiao Fangzheng resigned from the positions as the Director, a member of the Strategy Committee of the Board and Senior Vice President of Sinopec Corp. due to change of working arrangement.

11	Compliance with the Model Code

As required by the Hong Kong Stock Exchange, Sinopec Corp. has formulated the Rules Governing Shares and Changes in Shares Held by Company Directors, Supervisors and Senior Management and the Model Code of Securities Transactions by Company Employees (together, the “Rules and the Code”) to stipulate securities transaction by relevant employees. The standards of the Rules and the Code are no less strict than those set out in the Model Code. Upon the specific inquiries made by Sinopec Corp. of all the directors confirmed that they have complied with the required standards of the Model Code as well as those set out in the Rules and the Code during the reporting period.

12	Compliance with the Corporate Governance Code

During the reporting period, Sinopec Corp. has complied with the code provisions set out in the Corporate Governance Code and Corporate Governance Report contained in Appendix 14 to the Hong Kong Listing Rules.

13	Review of the Interim Report and the Interim Financial Statements

The Audit Committee of Sinopec Corp. has reviewed and confirmed the 2018 interim report and the interim financial statements of Sinopec Corp.

14
The 2018 interim report of Sinopec Corp. containing all the information required under paragraphs 37 to 44 of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange.

This announcement is published in both English and Chinese. If there is any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
China Petroleum & Chemical Corporation
Dai Houliang
Chairman
Beijing, the PRC, 24 August 2018

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng*, Ma Yongsheng#, Ling Yiqun#, Liu Zhongyun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Renewal of Continuing Connected Transactions
and Disclosable Transactions

Reference is made to the circular of Sinopec Corp. dated 7 September 2015 in relation to the Continuing Connected Transactions between the Company and Sinopec Group. At Sinopec Corp.’s first extraordinary general meeting of 2015, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, the annual caps for three years ending 31 December 2018 for the Major Continuing Connected Transactions and the Non-major Continuing Connected Transactions.

Sinopec Corp. anticipates that the Continuing Connected Transactions with Sinopec Group will continue after 31 December 2018. In respect of the Continuing Connected Transactions commencing from 1 January 2019, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Fifth Supplemental Agreement and Land Use Rights Leasing Agreement Fourth Amendment Memo on 24 August 2018, pursuant to which amendments were made to the terms of certain Continuing Connected Transactions under the Mutual Supply Agreement, the Cultural, Educational, Hygiene and Auxiliary Agreement (formerly named Cultural, Educational, Hygiene and Community Services Agreement), the Properties Leasing Agreement, Intellectual Property Licensing Agreements, and the Land Use Rights Leasing Agreement.

Pursuant to the HK Listing Rules and the SH Listing Rules, China Petrochemical Corporation, holding approximately 71.32% of the total issued share capital of Sinopec Corp., and its associates will constitute connected persons of Sinopec Corp. As such, the continuing transactions between the Company and Sinopec Group constitute continuing connected transactions of Sinopec Corp. under Chapter 14A of the HK Listing Rules. Sinopec Corp. shall comply with the reporting, announcement and Independent Shareholders’ approval (if necessary) requirements in respect of such continuing connected transactions. In addition, the deposit services to be provided by Sinopec Financial Institutions to the Company will also constitute disclosable transactions under chapter 14 of the HK Listing Rules.

Sinopec Corp. will seek the approval of Independent Shareholders in respect of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and, in accordance with the requirements of the SSE, the Non-Major Continuing Connected Transactions and the Exempted Continuing Connected Transactions (including the relevant proposed caps). A circular containing, among other things, (i) further details of the Continuing Connected Transactions, (ii) a letter from the Independent Board Committee and (iii) a letter from the IFA, ABCI, will be dispatched and/or notified to the Shareholders in due course.

1.	BACKGROUND

Reference is made to the circular of Sinopec Corp. dated 7 September 2015 in relation to the Continuing Connected Transactions between the Company and Sinopec Group. At Sinopec Corp.’s first extraordinary general meeting of 2015, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, the annual caps for three years ending 31 December 2018 for the Major Continuing Connected Transactions and the Non-major Continuing Connected Transactions.

Sinopec Corp. anticipates that the Continuing Connected Transactions with Sinopec Group will continue after 31 December 2018. In respect of the Continuing Connected Transactions commencing from 1 January 2019, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Fifth Supplemental Agreement and Land Use Rights Leasing Agreement Fourth Amendment Memo on 24 August 2018, pursuant to which amendments were made to the terms of certain Continuing Connected Transactions under the Mutual Supply Agreement, the Cultural, Educational, Hygiene and Auxiliary Agreement (formerly named Cultural, Educational, Hygiene and Community Services Agreement), the Properties Leasing Agreement, the Intellectual Property Licensing Agreements, and the Land Use Rights Leasing Agreement.

2.	CONTINUING CONNECTED TRANSACTIONS

2.1	Mutual Supply Agreement

(1)	Signing Date and Term

China Petrochemical Corporation and Sinopec Corp. entered into Mutual Supply Agreement on 3 June 2000 and the Continuing Connected Transactions Fourth Supplemental Agreement on 26 August 2015, the term of which ends on 31 December 2018. China Petrochemical Corporation and Sinopec Corp. entered into the Continuing Connected Transactions Fifth Supplemental Agreement dated 24 August 2018 to amend certain terms of the Mutual Supply Agreement including extending the Mutual Supply Agreement to 31 December 2021.

(2)	Scope of Service

The following transactions are contemplated under the Mutual Supply Agreement:

(a)
The products and services which are provided by the Company, including: crude oil, natural gas, refined and petrochemical products and by-products, semi-finished products, coal, steel, water, electricity, gas, heat, measurements, quality inspection, provision of other related or similar products and services and guarantee.

(b)	The products and services which are provided by Sinopec Group, including:

(i)
Supply: fresh water, chemical water, recycled water, industrial air, hydrogen, nitrogen, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas, (including crude oil and natural gas from overseas) and other related or similar products and services.

(ii)	Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services.

(iii)
Ancillary production: well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, projects supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

(iv)
Others: deposit and loan service, loan guarantee service, agent services in the collection and payment of administrative services fees, labour services, asset leasing, insurance, insurance agency service, entrusted loans, foreign exchange services, settlement service and other intermediary services, finance, human resources and information technology sharing services, and other related or similar services.

Specifically, the financial and insurance services provided by Sinopec Group to the Company mainly include the followings:

•	Deposit services provided as part of the settlements process. The annual caps for such transactions have been proposed on page 19 of this announcement;

•
Loan services, as such loans will be on normal commercial terms and the Company does not provide any securities in connection with such loan, such transactions will be fully exempted continuing connected transactions;

•
Loan guarantee services, as such transactions will be on normal commercial terms and the Company does not provide any securities in connection with such guarantee, such transactions will be fully exempted continuing connected transactions;

•	Finance sharing services, the annual cap for such transactions have been included in the proposed caps for products and services provided by Sinopec Group to the Company;

•	Insurance services, the annual cap for such transactions have been included in the proposed caps for products and services provided by Sinopec Group to the Company; and

•
Insurance agency service, entrusted loans, foreign exchange services, settlement service and other intermediary services, as Sinopec Corp. estimates that the annual fee payable by the Company to Sinopec Group for such transactions, on an aggregated basis, will be less than 0.1% for each of the applicable percentage ratios, such transactions will be fully exempted continuing connected transactions.

(3)	Pricing Policy

The transactions conducted under Mutual Supply Agreement shall be priced in accordance with the following terms:

(a)	government-prescribed price;

(b)	where there is no government-prescribed price but where there is government- guidance price, the government-guidance price will apply;

(c)	where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

In particular:

(a)	Government prescribed price (including government-guidance price)

Applicable to gasoline, diesel, nature gas, liquefied gas, water supply, electricity supply and heating supply (plus diversion costs in respect of water, electricity and heating supply). The government pricing for different products and services is determined based on the following:

Types of product/service with government-prescribed price	Primary basis for price determination

Refined oil products (i.e., gasoline and diesel)
According to the Circular of the NDRC on Further Improving the Issues Concerning the Pricing Formation Mechanism of Refined Oil (Fa Gai Jia Ge [2016] No.64) (《國家發展改革委關於進一步完善成品油價格形成機制有 關問題的通知》(發改價格 [2016]64號)) issued by the NDRC on 13 January 2016, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-guidance price; the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, and the factory price of aviation gasoline and jet fuel, shall be government-prescribed price. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The NDRC prescribes the maximum retail price of gasoline and diesel for all provinces (autonomous regions, municipalities) or central cities, and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, as well as the factory price of aviation gasoline. The price adjustment for refined oil products is subject to the documents issued by the relevant national competent authorities for pricing.

Natural gas
In recent years, the state has continued to promote natural gas market reform. According to the Circular of the NDRC on the Adjustment Reducing of the Gate Station Prices of Non-residential Natural Gas and Further Promoting Price Marketization Reform Prices (Fa Gai Jia Ge [2015] No.2688) (國家發改委關於降低非居民用天然氣門站價格並進一步推進價格市場化改革的通知 》（發改價格 (2015) 2688號) issued by the NDRC on November 2015, converting the natural gas used by non-residents from the highest gate station price management to the benchmark gate station price management; the supplying party and requisitioning party can negotiate and determine the price within the range of up to 20%, down to unlimited range based on the benchmark gate station price. In 2016, the NDRC loosened its hold on the price of fertiliser-used gas and the price associated with gas storage facilities. In September 2017, considering the downward adjustment of natural gas pipeline price, the benchmark gate station price for non-residential gas was reduced by RMB 0.1 per square. At the end of May 2018, the NDRC released the Circular on Adjustment Rationalising of the Gate Station Price of Natural Gas for Residential use 《(關於理順居民用氣門站價格的通知》) to rationalise the gate station price of natural gas used by residents by increasing it, thus realising the integration of gas prices used by non-residents and residents. The price of gas used by residents after the integration will rise starting from 10 June 2019.

Water supply	Subject to the regulations of the relevant local government authorities of commodity.

Electricity supply
Pursuant to the Circular of the NDRC on Reducing the On-Grid Price for Coal-fired Power and Electricity Prices for Industrial and Commercial Use (Fa Gai Jia Ge [2015] No.748) 《(國家發展改革委關於降低燃煤發電上網電價和工商業用電價格的通知 》( 發改價格 (2015)748 號 )) electricity supply is subject to the government-prescribed price. For transferring power supply, the price should be government-prescribed price plus diversion cost.

Heating supply	Subject to the regulations of the relevant local government authorities of commodity.

(b)	Relevant market price (including tender price)

Applicable to crude oil, refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil, etc.), chemical products, coal, asset leasing, machinery repairs, transportation, warehousing, material procurement and etc. The relevant market price for each of the products is determined as per below:

Types of product/service with relevant market price	Primary basis for price determination

Crude oil	The relevant market price of crude oil is determined with reference to crude oil quoted prices on international markets, such as Brent, Dubai and/or Oman.

Refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil)
The relevant market price of jet fuel is determined in accordance with the CIF cum tax price for jet fuel imports from the Singapore market; the relevant market price of light chemical feedstock is determined in accordance with the CIF cum tax price for naphtha imports from Japan and Singapore markets; the relevant market price of lubricant is determined by referring to the quotations on the relevant domestic price websites for lubricant; the relevant market price of heavy oil is determined in accordance with the CIF cum tax price for imports of 180C heavy oil from Singapore market. Such product prices in Singapore and Japan markets are publicly available.

Chemical products	The relevant market price is determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality.

Coal
The market price is determined through price enquiry and comparison on the relevant price websites and by tender through the e-commerce system in accordance with the type of coal and the quality requirements.

Asset leasing, machinery repairs, transportation, warehousing and materials procurement, etc.
The relevant market price is determined through price enquiry and comparison on the relevant price websites or by referring to the prices of similar transactions in surrounding markets or by tender through the e-commerce system.

The Company has established procedures and internal control system for pricing and terms of the continuing connected transactions. Please refer to pages 15-18 of this announcement.

(c)	Agreed price (determined as reasonable cost incurred plus reasonable profit1)

Types of product/service with agreed price	Primary basis for price determination

Steam, industrial water, industrial air, hydrogen, nitrogen, oxygen and other utility products
Prices for connected transactions are determined as reasonable cost plus reasonable profit. Reasonable cost mainly refers to the comparable average cost of similar enterprises in proximity and reasonable profit margin is determined with reference to bank lending rates. For products and services with prices determined by agreement, the supplier will provide a cost list, the purchaser will conduct comparison with the comparable average cost of similar enterprises in proximity or the cost of same type of products of the Company to determine the reasonable cost for ascertaining the price of connected transaction. The price of connected transactions once determined and signed, shall not be changed by one party unilaterally.

Finance, human resources and information technology sharing services
The connected transaction price is determined at a reasonable cost plus a reasonable profit. The reasonable cost is determined on the basis of FTE (full-time labor equivalent). At this stage, the cost and tax are used as the cost benchmark, and the profit rate is controlled within 6% to determine the price of the shared services. The price of connected transactions once determined and signed, shall not be changed by one party unilaterally.

____________

1	6% or less of such cost.

(d)	For certain products or services, the following pricing principles are adopted:

Types of product/service	Primary basis for price determination

Well drilling, well surveying, well logging and other petroleum engineering services
The connected transactions are determined, via public tendering2 with reference to design budget and commissioned construction work content, which are depended on the geological block, well type, depth of well. If no public tendering has been made, price is determined based on professional fixed unit price of Petroleum Engineering published by Sinopec Group3. For engineering design, construction and installation of building and inspection and maintenance projects, the price is determined via public tendering with reference to the unit price of project budget and pricing standards set by relevant government department or Sinopec Group.

____________

2
The Company has established a tender management committee (or special group) for sending bidding invitations to qualified suppliers to participate in public tender or invitation tender according to the specific conditions of the project, and observes the principles of openness, fairness, economy, safe protection and timely supply in evaluating the tenders submitted by adopting the lowest bid price method or comprehensive evaluation method to determine the specific supplier.

3
The preparation method and composition of professional fixed unit price of Petroleum Engineering is determined in accordance with the industry pricing rules. Sinopec Corp. has taken the lead in formulating the professional fixed unit price of Petroleum Engineering published by Sinopec Group. The values used in pricing a project are determined in accordance with factors such as zone plots of different geological conditions, well types, well depth and the level of average advanced cost.

Deposit services
The interest rate of the deposit services provided by Sinopec Finance shall be determined in accordance with the relevant interest rate as promulgated by the People’s Bank of China. For deposit services provided by Sinopec Financial Instructions to the Company, the interest rates of the relevant deposit will be not lower than those provided by independent third parties for the deposits of the same nature and the same maturity.

Insurance and other financial services
the price shall be determined based on the prices prescribed by government authorities including, among others, People’s Bank of China and CBIRC, and the fee charging standards published by the aforementioned relevant regulatory authorities and are negotiated on arm’s length with reference to the fee rates charged by major insurance companies for similar insurance products and/or commercial banks for comparable services provided to the Company.

2.2	Land Use Rights Leasing Agreement

China Petrochemical Corporation and Sinopec Corp. entered into Land Use Rights Leasing Agreement on 3 June 2000, the parcels of land leased will mainly be used for main production facilities, ancillary production facilities of the Company and certain petrol stations operated by Sinopec Corp.

The parcels of land leased can be categorised into the following two types:

(1)	authorised land for operation; and

(2)	assigned land.

The rent payable under the Land Use Rights Leasing Agreement is based on factors including the area of the land involved, their locations and the remaining terms of the use. According to the Land Use Rights Leasing Agreement, the rent may be adjusted every three years commencing from year 2000 and any such adjusted rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

Taking into account the actual operational demand for land of the Company and changes in the land market in recent years, China Petrochemical Corporation and Sinopec Corp. entered into the Land Use Rights Leasing Agreement Fourth Amendment Memo on 24 August 2018, and further adjusted the rent and the area for the leased land parcels. Members of Sinopec Group agreed to rent to the Company with an aggregate area of approximately 410 million square metres with annual rent adjusted to RMB 14 billion in accordance with the area of leased land parcels and the current situation of the land market. The Land Use Rights Leasing Agreement shall remain unchanged, apart from the rent and the leased area. The Land Use Rights Leasing Agreement Fourth Amendment Memo shall become effective from 1 January 2019.

An independent property valuer, Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd., a professional property valuer incorporated in the PRC, had been appointed to assess the prevailing market rent. The independent valuer has made an independent and objective assessment of the value of the land leased by the Company, and has confirmed that the adjusted rent is lower than the prevailing market rent. The valuation date is 30 June 2018.

Regarding authorised land for operation owned by members of Sinopec Group, land for industrial use are leased to the Company for a term of 50 years and land for commercial use for a term of 40 years. Regarding the lands of which members of Sinopec Group have been assigned land use rights with consideration, they are leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each land parcel commenced from 1 January 2000. The Company may require members of Sinopec Group to renew the term of the lease by giving them notice twelve months before the expiry of the lease. Members of Sinopec Group shall, upon receipt of the said notice and before the expiration of the term of the lease, make best efforts to obtain all the government approvals and complete all the procedures with relevant governmental authorities required for the renewal of the lease.

2.3	Cultural, Educational, Hygiene and Auxiliary Services Agreement

China Petrochemical Corporation and Sinopec Corp. entered into Cultural, Educational, Hygiene and Community Services Agreement on 3 June 2000 and further entered into the Continuing Connected Transactions Third Supplemental Agreement on 24 August 2012 and the Continuing Connected Transactions Fourth Supplemental Agreement on 26 August 2015. Pursuant to the Continuing Connected Transactions Fourth Supplemental Agreement, the term of the Cultural, Educational, Hygiene and Community Services Agreement will be extended to 31 December 2018.

Pursuant to the relevant requirements of the State-owned Assets Supervision and Administration Commission of the State Council and the Ministry of Finance, certain Three Supplies and One Industry Assets of Sinopec Group shall be separated and handed over to the local governments. Therefore, certain transactions under the former Cultural, Education, Hygiene and Community Services Agreement no longer constitute the continuing connected transactions between the Company and Sinopec Group. China Petrochemical Corporation and Sinopec Corp. entered into Continuing Transactions Fifth Supplemental Agreement on 24 August 2018 to amend the name and certain terms of the Cultural, Educational, Hygiene and Community Services Agreement. The Cultural, Educational, Hygiene and Community Services Agreement will be renamed as Cultural, Educational, Hygiene and Auxiliary Services Agreement and extended to 31 December 2021.

The following services will be supplied by Sinopec Group to the Company under the Cultural, Educational, Hygiene and Auxiliary Services Agreement:

(1)
Culture, educational and hygiene services: education and training centres, cadre schools (party schools), technical universities, technical schools, medical care and sanitation, culture and physical education, newspapers and magazines, broadcasting and television, printing and other related or similar services;

(2)
Auxiliary services: base services (including management centres), office and factory property management, canteens, collective quarters, commuting, resignation and retirement management, settlement of land occupiers, re-employment service centres and other related or similar services.

Compared with the Cultural, Educational, Hygiene and Community Services Agreement, the relevant services on the community water supply, community power supply, community gas supply (heating supply) and relevant property management services, staff polytechnic schools, environmental sanitation, greening, nurseries, kindergartens, sanatoriums, public transport and other services will no longer be provided by Sinopec Group to the Company under the Cultural, Educational, Hygiene and Auxiliary Services Agreement.

The price of Cultural, Educational, Hygiene and Auxiliary Services is determined in accordance with the audited costs actually incurred in cultural, educational, hygiene and auxiliary services provided by Sinopec Group in 2017, and shared between the Company and Sinopec Group in accordance with factors such as the number of employees of the Company.

2.4	Safety Production Insurance Fund (the “SPI Fund”)

With the approval of the Ministry of Finance, China Petrochemical Corporation has established the SPI Fund. The SPI Fund currently provides property insurance cover on the operations of the Company.

Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to a maximum of 0.2% (a statutory requirement by the PRC Government) of the historical value of the fixed assets and the average month-end inventory value for the previous six months of the Company. After the receipt by China Petrochemical Corporation of the premium from Sinopec Corp., China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document (the “Refund”). The Refund would equal to 17% of the paid premium if Sinopec Corp. fails to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and as rewards to units and individuals who have made a special contribution to safety production.

2.5	Properties Leasing Agreement

On 3 June 2000, China Petrochemical Corporation and Sinopec Corp. entered into Properties Leasing Agreement of which term commenced on 1 January 2000 for a term of 20 years. Properties leased are used for ancillary production facilities, offices premises and petrol stations operated by the Company. Under the Properties Leasing Agreement, Sinopec Group has agreed to lease to the Company certain properties. The rent payable under the Properties Leasing Agreement is based on factors including the area of the properties involved, their locations and the nature and purpose of use of the properties. The rent may be reviewed once a year and any revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer. Property taxes, land use fees and other statutory taxes or fees in relation to the properties shall be borne by Sinopec Group.

The Company may require Sinopec Group to renew the term of the lease by giving them written notice six months before the expiry of the lease. Since the Properties Leasing Agreements will expire on 31 December 2019, China Petrochemical Corporation and Sinopec Corp. entered into the Continuing Connected Transactions Fifth Supplemental Agreement on 24 August 2018 to amend the term of the Properties Leasing Agreements. Pursuant to the Continuing Connected Transactions Fifth Supplemental Agreement, the term of the amended Properties Leasing Agreements is extended to 31 December 2021.

If China Petrochemical Corporation proposes to sell to a third party a property which has been leased to the Company, the Company shall have a pre-emptive right to purchase such property under the same terms.

2.6	Intellectual Property License Agreements

Sinopec Corp. and China Petrochemical Corporation entered into the Intellectual Property License Agreements on 3 June 2000. Each of the Intellectual Property License Agreements is for a term of 10 years commencing from 1 January 2000. On 21 August 2009, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Second Supplemental Agreement, pursuant to which the term of each of the Intellectual Property License Agreements is extended to 31 December 2019. Since the Intellectual Property License Agreements will expire on 31 December 2019, China Petrochemical Corporation and Sinopec Corp. entered into the Continuing Connected Transactions Fifth Supplemental Agreement on 24 August 2018 to amend the term of the Intellectual Property License Agreements. Pursuant to the Continuing Connected Transactions Fifth Supplemental Agreement, the term of the amended Intellectual Property License Agreements has been extended to 31 December 2029.

While the intellectual property rights under the Intellectual Property License Agreements are granted to the Company at nil consideration, Sinopec Corp. shall, before 31 December of each year, pay all such expenses which China Petrochemical Corporation should pay in the relevant year according to the relevant laws and regulations for maintaining the validity of the relevant trademarks, patents and computer software.

3.	PROCEDURES AND INTERNAL CONTROL SYSTEM FOR PRICING AND TERMS OF THE CONTINUING CONNECTED TRANSACTIONS

The Company has established a series of procedures and internal control measures in order to ensure that the pricing mechanism and terms of the transactions are fair and reasonable and no less favourable than the terms provided by any independent third party, so as to ensure that they serve the interest of the Company and its Shareholders as a whole. Such procedures and internal control measures mainly include:

3.1	The transactions contemplated under the connected transactions agreements are conducted on a non-exclusive basis.

3.2	As for the pricing mechanism of the Company’s procurement and/or sales of products or services from Sinopec Group, according to the Company’s internal procurement and sales regulations, if there is no government-prescribed price or government-guided price, the Company seeks to obtain information about market price through various channels, for example, considering at least two comparable transactions with the independent third parties for the same period, transactions among independent third parties for the same period, conducting market price research through various independent industry information vendors (e.g., industry websites), and participating in activities organised by leading industry organisations. Market price information obtained through these channels above is provided to relevant departments and subsidiaries of Sinopec Corp. to assist in pricing of relevant continuing connected transactions. Such price is determined by the contracting parties (i.e., the subsidiaries of Sinopec Corp. on the one hand and the subsidiaries of China Petrochemical Corporation on the other hand) on normal commercial terms by reference of the information obtained as mentioned above. For products and services with agreed prices, the supplier provides a cost list and the purchaser conducts comparison with the comparable average cost of similar enterprises in proximity or the cost of same type of products to determine the reasonable cost for ascertaining the price of connected transaction. As to the Company, such price is subject to the approval of the financial department of Sinopec Corp. The price of connected transactions once determined and signed, shall not be changed by one party unilaterally.

3.3
As for the Company’s procurement process of relevant products or services, according to the Company’s internal procurement regulation, the Company will request suppliers, including Sinopec Group and other independent suppliers, to provide price quotations in respect of the requested services or products. Following the receipt of quotations, the Company compares and negotiates the terms of quotations with these suppliers, and determines the selection of suppliers by taking into account factors such as price quotations, quality of the products and services, particular needs of the transactional parties, technical advantages of the supplier, ability of the suppliers in performing the contracts and to continuously provide products and services, and qualification and relevant experiences of the suppliers.

3.4
The Company’s internal control and risk management departments conduct scheduled internal assessments on the internal control measures of the Company on an annual basis, in order to ensure that the internal control measures in respect of connected transactions remain complete and effective. Furthermore, the legal and contract management departments conduct prudent reviews of the connected transaction contracts, the departments implementing the relevant contracts monitor the transactional amounts in a timely manner.

3.5
The Company implements connected transactions in accordance with the internal control process, and reviews the accounting statements on connected transactions submitted by relevant subsidiaries on a monthly basis. Review and analysis are conducted on the connected transaction statements and price implementation on a quarterly basis to prepare an analysis report on the implementation status of connected transactions and to recommend improvement measures for any issues identified.

3.6
The Board reviews the implementation of the continuing connected transactions on an annual basis and reviews the financial report which consists of the implementation of the continuing connected transactions on a half-year basis on matters mainly including: whether the Company and relevant connected person performed the continuing connected transaction agreement during the relevant period; whether the actual transaction amount incurred within the annual caps as approved at the general meeting. The independent non-executive directors report to the Shareholders’ meeting on an annual basis on their performance of duties. Such report includes opinions on (i) whether the actual transaction amount incurred within the annual caps as approved at the general meeting; (ii) whether the continuing connected transactions are performed pursuant to the agreements; and (iii) whether the continuing connected transactions are fair and reasonable and in the interests of the Shareholders of Sinopec Corp. as a whole.

3.7
The board of supervisors of Sinopec Corp. supervises the matters relating to the continuing connected transactions. It reviews the annual financial report and interim financial report which consist of the implementation of the continuing connected transactions on an annual basis. It also reviews the domestic and overseas compliance of the connected transactions, whether the prices are fair and reasonable and whether there are any acts which are detrimental to the interests of the Company and the Shareholders.

3.8
The Audit Committee of Sinopec Corp. reviews the annual report, annual financial report, interim report and interim financial report which consist of the implementation of the continuing connected transactions and opine on the connected transactions during the relevant periods on matters mainly include the fairness of the connected transactions and whether the actual transaction amount incurred are within the annual caps.

3.9
The external auditor of the Company conducts interim review and year-end audit for each financial year, issues his opinion and letter to the Board in relation to the implementation of the pricing policies and whether the actual connected transaction amounts incurred are within the relevant annual caps during the preceding year pursuant to the HK Listing Rules and submits the same to the Stock Exchange.

By implementing the above internal control measures and procedures, the Directors consider that the Company has established sufficient internal control measures to ensure the pricing basis of the connected transactions agreements will be on market terms and on normal commercial terms and the continuing connected transactions will be fair and reasonable to the Company and the Shareholders as a whole.

4.	HISTORICAL FIGURES AND EXISTING CAPS

The historical figures for the past two financial years and the six months ended 30 June 2018 and the annual caps of the Continuing Connected Transactions are set out below:

Unit: RMB billion

			Historical Transaction Amount for
Continuing Connected Transactions		Caps for 2018	2016	2017	the six months ended 30 June 2018

1.	Mutual Supply Agreement
	(1) Product and service provided by the Company to Sinopec Group	168.8	80.675	113.136	61.247
	(2) Products and services (except financial services) provided by Sinopec Group to the Company	252.9	159.341	208.801	108.914
	(3) The maximum daily amount of deposits (including accrued interests)[4]	48.0	39.529	47.867	46.241
2.	Land Use Rights Leasing Agreement
	Annual land rent paid by the Company to Sinopec Group	10.8	10.474	8.015	4.027
3.	Cultural, Educational, Hygiene and Community Services Agreement
	Cultural, educational, hygiene and community services provided by Sinopec Group	6.8	6.584	6.652	3.255
4.	SPI Fund Document
	Annual premium paid by the Company	3.3	1.976	2.067	0.423
5.	Properties Leasing Agreement
	Annual property rent paid by the Company to Sinopec Group	0.73	0.449	0.511	0.219
________
4	The maximum daily amount of deposits (including accrued interests) refers to the maximum amount of deposits (including accrued interests) at any point of time during a day.

As at the date of this announcement, none of the above annual caps has been exceeded.

5.	PROPOSED ANNUAL CAPS OF THE CONTINUING CONNECTED TRANSACTIONS

5.1	Sinopec Corp. proposes the annual caps for the Continuing Connection Transactions for the years of 2019, 2020 and 2021 as follows:

Unit: RMB billion

		Proposed annual caps for the years ending 31 December
		2019	2020	2021

1.	Mutual Supply Agreement
	(1) Products and services provided by the Company to Sinopec Group	270.9	296.4	299.9
	(2) Products and services provided by Sinopec Group to the Company	442.9	487.2	493.0
	(3) The deposit services provided by Sinopec Financial Institutions to the Company[5]	80	80	80
2.	Land Use Rights Leasing Agreement
	Annual land rent payable by the Company to Sinopec Group	14.0	14.0	14.0
3.	Cultural, Educational, Hygiene and Auxiliary Services Agreement
	Cultural, educational, hygiene and auxiliary services provided by Sinopec Group to the Company	5.0	5.0	5.0
4.	SPI Fund Document
	Annual premium payable by the Company	3.3	3.3	3.3
5.	Properties Leasing Agreement
	Annual property rent payable by the Company to Sinopec Group	0.73	0.73	0.73

________________

5
The annual cap for deposit service refers to the maximum daily amount of deposits (including accrued interests) services which is the maximum amount of deposits (including accrued interests) at any point of time during a day.

5.2	The following are the basis for the proposed annual caps for each type of Continuing Connected Transactions:
Continuing Connected Transactions			Basis for the proposed annual caps6

1.	Mutual Supply Agreement

	(1)	Products and services provided by the Company to Sinopec Group	The proposed annual caps for 2019 to 2021 have increased as compared to the annual cap for 2018. Sinopec Corp. mainly has considered the following factors:
(i)
Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. (“Gaoqiao Petrochemical”) became a connected subsidiary of Sinopec Corp. in June 2016 (China Petrochemical Corporation holds 45% of its shares and Sinopec Corp. holds 55% of its shares). The transaction amounts of the crude oil, naphtha and chemical raw materials provided by the Company to Gaoqiao Petrochemical will be included in the annual caps for 2019 to 2021. It is expected that the connected transaction amount will increase by approximately RMB 54.5 billion;

(ii)
Shanghai Secco Petrochemical Co., Ltd. (“Shanghai Secco”) became a connected subsidiary of Sinopec Corp. in November 2017 (China Petrochemical Corporation indirectly holds 22.5% of its shares through Gaoqiao Petrochemical, Sinopec Corp. directly and through Sinopec Shanghai Petrochemical Company Limited hold 50% of its shares and consolidates its financial accounts). The transaction amount of the crude oil, naphtha and chemical raw materials provided by the Company to Shanghai Secco will be included in the annual caps for 2019 to 2021. It is expected that the connected transaction amount will increase by approximately RMB 25.4 billion;

________________
6	Assuming that the prices of crude oil for 2019-2021 is USD90/barrel, USD95/barrel and USD95/barrel, respectively.

(iii)
After taking into account the historical amounts, material uncertainties such as possible price fluctuation in raw materials and products such as crude oil, natural gas, refined oil products and petrochemical products in the next three years, the release of new capacity, the increase in the size of crude oil commercial reserves in future, commencement of new business mode, exchange rates fluctuations and in view of the importance of the revenues which will be generated by the Company through the provision of products and services to Sinopec Group under the Mutual Supply Agreement, the Company is of the view that flexibility should be built into the caps for such transactions, in order to accommodate the maximum in consideration of various possibilities.

(2)	Products and services provided by Sinopec Group to the Company	The proposed annual caps for 2019 to 2021 have increased as compared to the annual cap for 2018. Sinopec Corp. mainly has considered the following factors:

(i)
The amount of crude oil purchased by the Company from Sinopec Group is expected to increase by approximately 6.3 million tonnes and the amount of connected transactions will increase by RMB 31.3 billion;

(ii)
China Sinopec Hainan Refining & Chemical Co., Ltd., the connected subsidiary of Sinopec Corp. (China Petrochemical Corporation holds 25% of its shares and Sinopec Corp. holds 75% of its shares) has adjusted its refined oil export model from processing to general trade. In addition, its new aromatics plant will be put into production. The connected transaction amount is expected to increase by approximately RMB 29.1 billion;

(iii)
Gaoqiao Petrochemical became a connected subsidiary of Sinopec Corp. in June 2016. All its refined oil and chemical products are sold by the Company. The relevant connected transactions amount will be included in the annual caps for 2019 to 2021. The connected transaction amount is expected to increase by approximately RMB70.1 billion;

(iv)
Shanghai Secco became a connected subsidiary of the Company in November 2017. All of its refined oil and chemical products are sold by the Company. The relevant connected transactions amount will be included in the annual caps for 2019 to 2021. The connected transaction amount is expected to increase by approximately RMB 6.3 billion;

(v)
After taking into account the historical amounts for the past three years, material uncertainties such as possible price fluctuation in raw materials, the Company’s business development, commodity market price fluctuations, upgrading in refined oil product quality, release of new capacity, the increase in the size of crude oil commercial reserves in future, commencement of new business mode, exchange rate fluctuations and other unforeseen factors, and in view of the necessity of purchasing products and services provided by Sinopec Group to the Company under the Mutual Supply Agreement for the Company’s continued operation, the Company is of the view that flexibility should be built into the caps for such transactions, in order to accommodate the maximum in consideration of various possibilities.

(3)	The deposit services provided by Sinopec Financial Institutions to the Company
The proposed annual caps for 2019 to 2021 have increased as compared to the annual cap for 2018. Sinopec Corp. has taken into account the business activities of the Company’s planned expansion of domestic and overseas business, including the promotion of upstream natural gas business development, implementation of refining and chemical base construction, improvement of advanced production capacity concentration, increasing trade in crude oil and petrochemical products, the promotion of production and R&D of high value-added products in the chemical industry, the promotion of gas station services upgrading, and achieving new momentum through expanding new business such as new energy and new materials. As a result, the future achievable income will increase, which will lead to a corresponding increase in the company’s internal settlement amount and various cash inflows. At the same time, the Company expects that the fluctuation of the international oil price will increase the fluctuation range of the internal settlement amount.

2.	Land Use Rights Leasing Agreement

Annual land rent payable by the Company to Sinopec Group
The proposed annual caps for 2019 to 2021 have increased as compared to the annual cap for 2018, mainly as a result of the increase of the relevant prevailing market rents. An independent property valuer, Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd., a professional property valuer incorporated in the PRC, had been appointed to assess the prevailing market rent. The independent valuer has made an independent and objective assessment of the value of the land leased by the Company, and has confirmed that the adjusted rent is lower than the prevailing market rent. The valuation date is 30 June 2018.

3.	Cultural, Educational, Hygiene and Auxiliary Services Agreement

Cultural, educational, hygiene and auxiliary services provided by Sinopec Group to the Company
The proposed annual caps for 2019 to 2021 have decreased as compared to the annual cap for 2018, mainly because relevant Three Supplies and One Industry Assets belonging to Sinopec Group has been separated and handed over to the local governments according to the relevant requirements of the State-owned Assets Supervision and Administration Commission of the State Council and the Ministry of Finance. As a result, certain connected transactions under the previous Cultural, Educational, Hygiene and Community Service Agreement no longer constitute the continuing connected transactions between the Company and Sinopec Group.

4.	SPI Fund Document

Annual premium payable by the Company
The proposed annual caps for 2019 to 2021 remain unchanged from the annual cap for 2018. Sinopec Corp. mainly considered the transaction figures of the past three years, the historical average growth rate of fixed assets and inventory size caused by the amount of fixed assets and the scale of business expansion as of 30 June 2018.

5.	Properties Leasing Agreement

Annual property rent paid payable by the Company to Sinopec Group
The proposed annual caps for 2019 to 2021 remain unchanged from the annual cap for 2018. Sinopec Corp. mainly considered the transaction figures of the past three years, the amount of the relevant properties leased by Sinopec Group in 2017 and during the first six months of 2018, and the possible extent of future rent increases in China and the potential new lease agreements between the Company and Sinopec group.

6.	REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTIONS
Sinopec Group operated with the Company as an integrated organisation prior to the reorganisation of China Petrochemical Corporation and the establishment of Sinopec Corp., and a number of internal transactions were conducted every year. After the reorganisation and the listing of the shares of Sinopec Corp. on both the Stock Exchange and the SSE, a number of transactions conducted or to be conducted between the Company and Sinopec Group that are necessary for businesses development of the Company constituted continuing connected transactions under the HK Listing Rules and/or the SH Listing Rules.
The Board is of the view that entering into such transactions on a continuing basis is essential to the continuation of the Company’s business and will be beneficial to the Company as the Continuing Connected Transactions facilitate the business operation and growth of the Company and reduce unnecessary risks which might incur during the course of operation, which are mainly reflected in:
6.1	Sinopec Group has advantages in various aspects, with a good reputation and a gigantic scale. The Company has established a long-term coperative relationship with Sinopec Group;
6.2
The engineering technology, production and financial services provided by Sinopec Group to the Company have competitive advantages in the domestic industry. Compared with other service providers, there are significant empirical, technological and cost advantages;

6.3
The petroleum industry has its unique technological and quality requirements, and the oil and gas engineering and technological services provided by Sinopec Group are of higher standards within the industry, which can satisfy the technological and quality standards of the projects invested in and operated by the Company. At the same time, high quality services can also reduce safety and environmental protection risks of the Company significantly;

6.4	The shared services provided by Sinopec Group to the Company can lower the cost through centralised processing and can help the Company to improve management refinement and operational efficiency.

As for financial services, Sinopec Financial Institutions focus on serving China Petrochemical Corporation and its subsidiaries, with the institutions’ strong financial capabilities, providing efficient financial services for the Company’s domestic and overseas business. The reasons and benefits of financial services are as follows:

(1)
Improving fund management efficiency, realising centralised funds management: In the daily business process, the Company trades with China Petrochemical Corporation and its associates. Sinopec Financial Institutions are platforms for internal settlement, financing and fund management of Sinopec Group, and the relevant associates usually open a settlement account in Sinopec Financial Institutions. Sinopec Financial Institutions provide deposits and other financial services to the Company to facilitate settlement within the members of the Company and between the Company and members of Sinopec Group (some of them are customers of the Company) and shorten the time required for transfer and turnover of funds. Compared with opening bank accounts by Sinopec Group and the Company separately in independent commercial banks, clearing and settlement between both sides would be more efficient. Sinopec Financial Institutions will enable the Company to lower the cost of funds by improving the efficiency of the internal settlement and help to realise optimisation of cost and operational efficiency. The Company’s centralised deposit of funds in Sinopec Financial Institutions would enable the Company to have access to a centralized managed pool of domestic and offshore funds. The Company is also entitled to choose early termination of deposits in Sinopec Financial Institutions without any penalty. Meanwhile, the Company may, at its sole discretion, deposit its funds into Sinopec Financial Institutions or independent domestic or overseas commercial banks without any restrictions.

(2)
Familiar with the Company’s business: Since Sinopec Financial Institutions mainly provide financial services to China Petrochemical Corporation and its subsidiaries, they have accumulated in-depth knowledge in industries such as oil and gas, refinery and petrochemical industries over the years. Sinopec Financial Institutions are familiar with the capital structure, business operation, capital requirements and cash flow pattern of the Company, enabling it to better forecast the capital requirements of the Company. Therefore, Sinopec Financial Institutions can provide flexible, convenient and low cost service to the Company at any time, while it will be difficult for independent commercial banks to provide equivalent services.

(3)
Offering better commercial terms: Sinopec Financial Institutions generally can offer Sinopec Corp. more favourable terms and interest rates as compared to other financial institutions or banks. Under normal circumstances, the deposit interest rate offered by Sinopec Financial Institutions will be no lower than that offered by commercial banks for the deposits of the same nature and the same maturity. And the loan interest rate will be no higher than that offered by commercial banks for the loans of the same nature and the same maturity.

(4)
Implementing internal control and risk management measures, guarantee the security of capital: The Company, Sinopec Finance and Sinopec Century Bright have taken various risk control measures for financial services so as to guarantee the security of capital and to ensure the Company’s interests. Sinopec Financial Institutions have strict internal control system and risk management system established by Sinopec Group. Such regulations, internal control and risk control measures includes but not limited to the followings:

(a)
Sinopec Finance is a major domestic non-banking financial institution under the supervision of the CBIRC. The Beijing Bureau, being the dispatched agency of CBIRC conducts daily supervision on Sinopec Finance and conducts on-site and off-site inspections; meanwhile, Sinopec Century Bright holds the Money Lenders License and the Money Service Operators License issued by Hong Kong Government, and is supervised by the Hong Kong Government, Hong Kong Customs, the Companies Registry and other relevant regulatory authorities in Hong Kong;

(b)	In order to regulate the connected transactions between the Company and Sinopec Finance, Sinopec Corp. and Sinopec Finance

formulated the Risk Control System on Connected Transactions between China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd., which covers the relevant risk control system and the risk management plan to prevent financial risks and to ensure that the deposits of the Company in the Sinopec Finance can be utilised at the Company’s discretion. Meanwhile, in order to regulate connected transactions between the Company and Sinopec Century Bright, Sinopec Group has issued a number of internal rules, including Internal Control Regulations, the Rules for Implementation of Overseas Capital Management Methods and the Provisional Methods for Overseas Fund Platform Management, to impose strict rules on Sinopec Century Bright for providing overseas financial services to each business under Sinopec Group. Sinopec Century Bright has also established the Rules for the Implementation of the Internal Control System. The formulation of such management systems has strengthened the control over internal risks and has ensured the safety of the deposits of the Company in Sinopec Century Bright;

(c)
According to the regulatory requirements, Sinopec Finance has established a complete corporate governance structure with board of directors and board of supervisors, which can facilitate the stable operation and effective supervision of Sinopec Finance. In accordance with the relevant regulatory requirements of the CBIRC, Sinopec Finance has established an internal control system which covers all business areas, dynamically updated annually according to business needs, and through measures such as audit inspections. Sinopec Finance has ensured an effective internal control and a strict implementation of rules and regulations. Sinopec Finance has established a relatively completed risk management organisation structure, and the risk controls have been implemented. All regulatory indicators are in line with the regulatory requirement. According to relevant regulations, Sinopec Century Bright carries out internal control assessment in each quarter of the year and carries out risk evaluations when necessary;

(d)
As the controlling shareholder of Sinopec Finance, China Petrochemical Corporation undertakes that in case of an emergency where the Sinopec Finance has difficulties making payments, China Petrochemical Corporation will increase the capital of the Sinopec Finance in accordance with the actual need for the purpose of assuring payments to be made. At the same time, as the sole shareholder of Sinopec Century Bright, China Petrochemical Corporation entered into a keep-well agreement with Sinopec Century Bright, under which China Petrochemical Corporation undertakes that when Sinopec Century Bright has difficulty making payments, China Petrochemical Corporation will ensure that Sinopec Century Bright will fulfill its repayment obligation through various channels. In respect of liquidity, the credit rating of China Petrochemical Corporation is higher than many enterprises and even banks. Sinopec Finance as a major domestic non-bank financial institution was under the supervision of CBIRC, and has achieved the regulatory requirements as determined by regulatory indicators over the years, and Sinopec Century Bright was granted credit rating of A/A2 from Standard & Poor’s and Moody’s, respectively;

(e)
Sinopec Corp. holds 49% equity interest in Sinopec Finance and has nominated directors in Sinopec Finance to oversee its operations. Each of Sinopec Finance and Sinopec Century Bright shall provide sufficient information including various financial indicators (as well as annual and interim financial reports) quarterly to enable the Company to monitor the financial conditions of Sinopec Finance and Sinopec Century Bright continually;

(f)
Each of Sinopec Finance and Sinopec Century Bright shall monitor the maximum daily amount of deposits (including accrued interests) of the Company to ensure that the relevant amount do not exceed the applicable annual caps; and

(g)
During the annual audit period of Sinopec Corp. audited by auditor, the auditor will review and express opinions on the connected transactions between the Company, Sinopec Finance and Sinopec Century Bright, while Sinopec Corp. shall timely perform the information disclosure obligation according to the requirements of HK Listing Rules.

The aforesaid internal control and risk management measures will be able to mitigate the financial risks maybe exposed to the Company to most extent, and safeguard the interests of Sinopec Corp. and its Shareholders. The Directors are of the view that the above internal control and risk management measures are adequate and effective in monitoring the deposit transactions in all material respects.

In addition, the Board has considered the risks associated with the use of deposit services provided by Sinopec Financial Institutions mainly includes (i) risks commonly faced by the banking industry; and (ii) risks arisen from the fact that Sinopec Financial Institutions being the financial institutions controlled by Sinopec Group. After taking into account various factors as disclosed above, the Directors are of the view that the Company actually faces no greater risks commonly faced by the banking industry for the use of deposit services provided by Sinopec Financial Institutions. For the risks arisen from the fact that Sinopec Financial Institutions being the financial institutions controlled by Sinopec Group (e.g., the possible liquidation of Sinopec Group or diversion of fund by Sinopec Group, etc.), the Directors are of the views that such risks are either remote or can be minimised/avoided by control and risk management measures as disclosed above. As such, having regarded such disadvantages/risks, the Directors still consider that it is in the interests of the Company and its Shareholders as a whole to use those financial services.

The Continuing Connected Transactions of the Company are conducted in the ordinary and usual course of business of the Company. Such transactions will continue to be conducted on an arm’s length basis and on terms that are fair and reasonable to the Company. Directors of the Company (including independent non-executive directors) believe that the Continuing Connection Transactions have been conducted on the basis of normal commercial terms or better terms, fair and reasonable, and are in the interests of the Company and Shareholders as a whole, and the proposed annual caps of the Continuing Connected Transactions is fair, reasonable, and are in the interests of the Company and Shareholders as a whole.

7.	THE HK LISTING RULES AND THE SH LISTING RULES REQUIREMENTS

Pursuant to the HK Listing Rules and the SH Listing Rules, China Petrochemical Corporation, holding approximately 71.32% of the total issued share capital of Sinopec Corp., and its associates will constitute connected persons of Sinopec Corp. As such, the continuing transactions between the Company and Sinopec Group constitute continuing connected transactions of Sinopec Corp. under Chapter 14A of the HK Listing Rules. Sinopec Corp. shall comply with the reporting, announcement and Independent Shareholders’ approval (if necessary) requirements in respect of such continuing connected transactions. In addition, the deposit services to be provided by Sinopec Financial Institutions to the Company will also constitute disclosable transactions under chapter 14 of the HK Listing Rules.

Continuing Connected Transactions			HK Listing Rules Requirements

1.	Major Continuing Connected Transactions

	(1)	Mutual Supply Agreement
As the proposed annual caps of each of the transactions exceed 5% of the percentage ratios, it is therefore subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the HK Listing Rules.

2.	Non-major Continuing Connected Transactions

	(2)	Land Use Rights Leasing Agreement
As the proposed annual caps of each of the transactions are less than 5% of the percentage ratios, but more than 0.1%, the relevant transactions are subject to the reporting and announcement requirements under Chapter 14A of the HK Listing Rules but will be exempt from independent shareholders’ approval requirements.

	(3)	Cultural, Educational, Hygiene and Auxiliary Services Agreement

	(4)	SPI Fund Document

3.	Exempted Continuing Connected Transactions

	(5)	Properties Leasing Agreement
As Sinopec Corp. estimates that the annual fee payable by the Company to Sinopec Group for such transactions will be less than 0.1% of each of the applicable percentage ratios, the relevant transactions will be exempt from reporting, announcement and independent shareholders’ approval requirements.

	(6)	Intellectual Property License Agreement

The transactions under (1) to (6) above (including the relevant proposed caps) will be subject to the announcement and independent shareholders’ approval requirements in accordance with Chapter 10 of the SH Listing Rules.

8.	APPROVAL BY THE BOARD AND INDEPENDENT SHAREHOLDERS

On 24 August 2018, the third meeting of the seventh session of the Board was convened by way of onsite meeting, at which non-connected Directors approved the Renewal of Continuing Connected Transactions (including the relevant proposed caps. Connected Directors Mr. Dai Houliang, Mr. Li Yunpeng, Mr. Ma Yongsheng, Mr. Ling Yiqun, Mr. Liu Zhongyun and Mr. Li Yong are abstained from voting on the relevant resolutions. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

According to the requirements of the HK Listing Rules, an Independent Board Committee will be formed and will advise the Independent Shareholders in respect of the fairness and the reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole. Furthermore, the Independent Board Committee will advise Shareholders on how to vote, taking into account the recommendations of the IFA. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no member of the Independent Board Committee has any material interest in the Continuing Connected Transactions.

ABCI, has been appointed as the IFA to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the fairness and reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole, and to advise the Independent Shareholders on how to vote. The IFA will also advise on the duration of the Land Use Rights Leasing Agreement, the Properties Leasing Agreement and the SPI Fund Document in accordance with 14A.52 of the HK Listing Rules.

Sinopec Corp. will convene the EGM for the Independent Shareholders to consider and approve (if think fit), among other things, the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and, also in accordance with the requirements of the Shanghai Stock Exchange, the Renewal of Continuing Connected Transactions (including the relevant proposed caps). China Petrochemical Corporation and its associates will abstain from voting at the EGM in respect of the ordinary resolution to approve the above matters. A circular containing, among other things, (i) further details of the Continuing Connected Transactions, (ii) a letter from the Independent Board Committee and (iii) a letter from the IFA, ABCI, will be dispatched and/or notified to the Shareholders in due course.

9.	GENERAL INFORMATION

Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sale, storage and transportation of petroleum refining products, petrochemical products, coal chemical products, synthetic fibre and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Sinopec Group was established in July 1998, and it is an authorized investment organization with a current registered capital of RMB274.87 billion. Its controlling shareholder is the State. Upon reorganization in 2000, Sinopec Group transferred its principal petrochemical business to Sinopec Corp. The principal operations of Sinopec Group include: exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and natural gas; oil refining; wholesale and retail of oil products; production, sales, storage, transportation of petrochemical and other chemical products; industrial investment and investment management; exploration and design, construction and installation of petroleum and petrochemical engineering; repairing and maintenance of petroleum and petrochemical equipment; manufacture of mechanical and electrical equipment; technology and information, research and development, application and consultation services of alternative energy products; import and export business.

10．          DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“ABCI” or “IFA”
ABCI Capital Limited, a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance), has been appointed as independent financial adviser to advise the Independent Board Committee and Independent Shareholders in respect of the fairness and reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole, and to advise the Independent Shareholders on how to vote. The IFA will also advise on the duration of the Land Use Rights Leasing Agreement, the SPI Fund Document and the Properties Leasing Agreement with a term of more than three years;

“amended Continuing Connected Transactions Agreements”
collectively refer to the Mutual Supply Agreement, the Cultural, Educational, hygiene and Auxiliary Services Agreement (formerly named the Cultural, Educational, Hygiene and Community Services Agreement), the Properties Leasing Agreement and the Intellectual Property License Agreements amended by the Continuing Connected Transactions Fifth Supplemental Agreement dated 24 August 2018, and the Land Use Rights Leasing Agreement amended by the Land Use Rights Leasing Agreement Fourth Amendment Memo dated 24 August 2018;

“amended Mutual Supply Agreement”	the Mutual Supply Agreement amended by the Continuing Connected Transactions Fifth Supplemental Agreement dated 24 August 2018;

“associates”	has the meaning under the HK Listing Rules;

“Board”	the board of directors of Sinopec Corp.;

“China Petrochemical Corporation”	China Petrochemical Corporation, being the controlling shareholder of Sinopec Corp.;

“CBIRC”	China Banking and Insurance Regulatory Commission;

“Company”	Sinopec Corp. and its subsidiaries;

“Computer Software License Agreement”	the computer software license agreement dated 3 June 2000 (as amended) regarding the granting of license by Sinopec Group to the Company to use certain computer software of Sinopec Group;

“Continuing Connected Transactions”	the transactions under the Exempted Continuing Connected Transactions, the Non Major Continuing Connected Transactions and the Major Continuing Connected Transactions;

“Continuing Connected Transactions Third Supplemental Agreement”	the agreement dated 24 August 2012 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the continuing connected transactions;

“Continuing Connected Transactions Fourth Supplemental Agreement”	the agreement dated 26 August 2015 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the continuing connected transactions;

“Continuing Connected Transactions Fifth Supplemental Agreement”	the agreement dated 24 August 2018 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the Continuing Connected Transactions;

“Cultural, Educational, Hygiene and Community Services Agreement”
the cultural, educational, hygiene and community services agreement dated 3 June 2000 and the supplemental agreement dated 26 September 2000 (as amended) regarding the provision of, inter alia, certain cultural, educational, hygiene and community services. And the agreement was further revised as Cultural, Educational, Hygiene and Auxiliary Service Agreement pursuant to the Continuing Connected Transactions Fifth Supplemental Agreement dated 24 August 2018;

“Cultural, Educational, Hygiene and Auxiliary Service Agreement”	the amended Cultural, Educational, Hygiene and Community Services Agreement dated 24 August 2018;

“Directors”	the directors of Sinopec Corp.;

“EGM”
the first extraordinary general meeting of 2018 of Sinopec Corp. to be held for Independent Shareholders of Sinopec Corp. to consider and approve the Renewal of Continuing Connected Transactions (including the relevant proposed caps);

“Exempted Continuing Connected Transactions	the transactions contemplated under the Properties Leasing Agreement and the Intellectual Property License Agreements;

“HK Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Independent Board Committee”	an independent board committee of the Board comprising all the independent non-executive Directors, namely Mr. Tang Min, Mr. Fan Gang, Mr. Cai Hongbin, and Mr. Ng, Kar Ling Johnny;

“Independent Shareholders”	the shareholders of Sinopec Corp. other than China Petrochemical Corporation and its associates;

“Intellectual Property License Agreements”	the Trademarks License Agreement, the Computer Software License Agreement and the Patents and Proprietary Technology License Agreement;

“Land Use Rights Leasing Agreement”	the land use rights leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain land use rights by Sinopec Group to the Company;

“Land Use Rights Leasing (Additional) Agreement”	the land use rights leasing agreement dated 22 August 2003 regarding the leasing of certain land use rights by Sinopec Group to the Company;

“Land Use Rights Leasing Agreement Amendment Memo”	the memo dated 22 August 2008 regarding the amendments to the Land Use Rights Leasing Agreement;

“Land Use Rights Leasing Agreement Second Amendment Memo”	the memo dated 21 August 2009 regarding the amendments to the Land Use Rights Leasing Agreement;

“Land Use Rights Leasing Agreement Third Amendment Memo”	the memo dated 24 August 2012 regarding the amendments to the Land Use Rights Leasing Agreement;

“Land Use Rights Leasing Agreement Fourth Amendment Memo”	the memo dated 24 August 2018 regarding the amendments to the Land Use Rights Leasing Agreement;

“Major Continuing Connected Transactions”
the transactions relating to the sales and supply of products and services and deposit service under the Mutual Supply Agreement, subject to the Independent Shareholders’ approval under the HK Listing Rules and SH Listing Rules;

“Ministry of Finance”	the Ministry of Finance of the PRC;

“Mutual Supply Agreement”
the mutual supply agreement dated 3 June 2000 and the Supplemental agreement dated 26 September 2000 (as amended) regarding the provision of a range of products and services from time to time (1) by Sinopec Group to the Company; and (2) by the Company to Sinopec Group;

“NDRC”	the National Development and Reform Commission;

“Non-Major Continuing Connected Transactions
the continuing connected transactions contemplated under the SPI Fund Document, the Land Use Rights Leasing Agreement, the Cultural, Education, Hygiene and Auxiliary Services Agreement and the Properties Leasing Agreement;

“Patents and Proprietary Technology License Agreement”
the patents and proprietary technology license agreement dated 3 June 2000 (as amended) regarding the granting of license by Sinopec Group to the Company to use certain patents and proprietary technology of Sinopec Group;

“PRC” or “China”	the People’s Republic of China, for the purpose of this announcement, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan;

“Properties Leasing Agreement”	the properties leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain properties by Sinopec Group to the Company;

“Renewal of Continuing Connected Transactions”	renewal of the Continuing Connected Transactions pursuant to the amended Continuing Connected Transactions Agreements;

“Renewal of Major Continuing Connected Transactions”	renewal of the Major Continuing Connected Transactions pursuant to the amended Continuing Connected Transactions Agreements;

“RMB”	the lawful currency of the PRC;

“SH Listing Rules”	the Share Listing Rules of Shanghai Stock Exchange;

“SSE”	the Shanghai Stock Exchange;

“Shareholders”	the shareholders of Sinopec Corp.;

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Sinopec Group”
China Petrochemical Corporation and its associates (other than the Company but, for the purpose of the Continuing Connected Transactions fifth Supplemental Agreement, except for Sinopec Corp’s subsidiaries in which China Petrochemical Corporation or its associates have a direct equity interest of at least 10%);

“SPI Fund Document”
Safety Production Insurance Fund Document, a document jointly issued in 1997 by the Ministry of Finance of the PRC and the ministerial level enterprise of China Petrochemical Corporation and its associated company before the industry reorganisation in 1998 (Cai Gong Zi 1997 No. 268) relating to the payment of insurance premium by Sinopec Corp. to the China Petrochemical Corporation. Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium. Each time Sinopec Corp. shall pay a maximum of 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months; after China Petrochemical Corporation received the premium from Sinopec Corp., China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document (“Refund”). The Refund would be 17% of the paid premium if Sinopec Corp. failed to pay the semi-annual premium on time. The Refund is used by Sinopec Corp. in the following manner: 60% shall be used in dealing with accidents and potential risks and safety measures; 20% shall be used in safety education and training and 20% shall be used in preventing major accidents and potential risks and as awards to units and individuals who have made a contribution to safety production;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Sinopec Century Bright”	Sinopec Century Bright Capital Investment Limited, a wholly-owned subsidiary of China Petrochemical Corporation;

“Sinopec Finance”	Sinopec Finance Co., Ltd, a subsidiary of China Petrochemical Corporation jointly established with Sinopec Corp.;

“Sinopec Financial Institutions”	Sinopec Finance and Sinopec Century Bright;

“Trademarks License Agreement”	the trademarks license agreement dated 3 June 2000 (as amended) regarding the granting of license by Sinopec Group to the Company to use certain trademarks of Sinopec Group; and

“Three Supplies and One Industry Assets”	community water supply, community power supply, community gas supply (heating supply) and related property management assets.

Beijing, the PRC,
24 August 2018

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng* , Ma Yongsheng# , Ling Yiqun# , Liu Zhongyun# , Li Yong* , Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Proposed Appointment of Director

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or “Company”) has proposed to appoint Mr. Yu Baocai as a non-executive director of the seventh session of the board of Sinopec Corp. (the “Proposed Appointment”). The Proposed Appointment shall be approved by the shareholders of Sinopec Corp. (the "Shareholders") by way of ordinary resolution at the first extraordinary general meeting of the Company for 2018 (the “EGM”).

The biography details of Mr. Yu Baocai are set out below:

Mr. Yu Baocai, aged 53. Mr. Yu is a senior engineer and master in economics. In September 1999, Mr. Yu was appointed as the Deputy General Manager of Daqing Petrochemical Company. In December 2001, he was appointed as the General Manager and Deputy Secretary of CPC Committee of Daqing Petrochemical Company. In September 2003, he was appointed as the General Manager and Secretary of CPC Committee of Lanzhou Petrochemical Company. In June 2007, he was appointed as the General Manager and Deputy Secretary of CPC Committee of Lanzhou Petrochemical Company and the General Manager of Lanzhou Petroleum & Chemical Company. He had been a member of the Leading Party Member Group and the Deputy General Manager of China National Petroleum Corporation since September 2008 and had been acting concurrently as director of Petrochina Company Limited since May 2011. Since June 2018, he has been a member of the Leading Party Member Group and the Vice President of China Petrochemical Corporation.

Once the Proposed Appointment is approved at the EGM, Mr. Yu will enter into a service contract with Sinopec Corp. as a non-executive director of the Company ("Non-executive Director"). Pursuant to provisions in the service contract, the term of Mr. Yu shall start from the date on which the Proposed Appointment is approved at the EGM to the date when the term of the seventh session of the Board expires. Mr. Yu, as a Non-executive Director, will not receive any remuneration from the Company.

Other than disclosed above, Mr. Yu did not hold any directorships in any other listed companies in the last three years and he had no relationship with any other directors,

1

supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, Mr. Yu does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. He has not received any regulatory sanction imposed by the China Securities Regulatory Commission, stock exchanges or any other government authority.

Save as disclosed herein, there are no other matters in relation to the nomination of Mr.
Yu which shall be disclosed to the Shareholders and the Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
24 August 2018

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng*, Ma Yongsheng#, Ling Yiqun#, Liu Zhongyun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 27, 2018